UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) July 9, 2007

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Cross Country Healthcare, Inc.
(Exact name of registrant as specified in its charter)

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Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

On July 13, 2007, ClinForce, LLC (the "**Buyer**") and its parent, Cross Country Healthcare, Inc. ("**the Company** "), entered into a Stock Purchase Agreement (the "**Agreement**") with the shareholders of Assent Consulting, a California corporation ("**Assent**"), pursuant to which Buyer acquired all of the stock of Assent.

Pursuant to the Agreement (filed as Exhibit 1.01), Buyer acquired all of the stock of Assent. for a purchase price, subject to adjustment, of approximately $ 19,573,000 million. Although subject to an earnout based on the financial results of the acquired business for 2007 and 2008, the aggregate purchase price will not exceed $24,500,000.

Item 8.01   Other Events.

Incorporated by reference are press releases, issued by the Company on July 9, 2007, and July 13, 2007, attached hereto as Exhibits 99.1 and 99.2, respectively. This information is being furnished under Item 8.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1034, as amended, or otherwise subject to the liability of such section.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

Exhibit	Description
1.01	Stock Purchase Agreement, dated July 13, 2007, by and among ClinForce LLC, the Stockholders of Assent Consulting and Cross Country Healthcare, Inc.
99.1	Press Release issued by the Company on July 9, 2007
99.2	Press Release issued by the Company on July 13, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ EMIL HENSEL
Name: Emil Hensel
Title: Chief Financial Officer

Dated: July 13, 2007

LINKS

Item 1.01   Entry into a Material Definitive Agreement.

Item 8.01   Other Events.

Item 9.01   Financial Statements and Exhibits.

EXHIBIT 1.01

STOCK PURCHASE AGREEMENT

DATED AS OF

JULY 13, 2007

BY AND AMONG

CLINFORCE, LLC

AND

THE STOCKHOLDERS OF

ASSENT CONSULTING

AND

CROSS COUNTRY HEALTHCARE, INC.

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of July 13, 2007, by and among ClinForce, LLC, a Delaware limited liability company ("BUYER"), and Robert Adzich and David Hnatek (each a "SELLER" and collectively, the "SELLERS") and, solely for the purpose set forth in the last sentence of SECTION 2.2 herein, Cross Country Healthcare, Inc. ("CCH").

WHEREAS, Sellers own all of the issued and outstanding shares of capital stock (the "SHARES") of Assent Consulting (the "COMPANY"); and

WHEREAS, Sellers desire to sell to Buyer, and Buyer desires to purchase and acquire from Sellers all of the Shares, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, IN CONSIDERATION OF THE FOREGOING, OF THE REPRESENTATIONS, WARRANTIES, COVENANTS AND MUTUAL AGREEMENTS HEREINAFTER CONTAINED, AND OF OTHER GOOD AND VALUABLE CONSIDERATION, THE RECEIPT AND SUFFICIENCY OF WHICH ARE HEREBY ACKNOWLEDGED, THE PARTIES AGREE AS FOLLOWS:

ARTICLE I

DEFINITIONS

The terms defined in this ARTICLE I, whenever used herein (including, without limitation, the Exhibits and Schedules hereto), shall have the following meanings for all purposes of this Agreement:

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"ADJUSTED EBITDA" means the audited earnings before interest, income taxes, depreciation and amortization of the Company (determined in accordance with generally accepted accounting principles) as adjusted to reflect certain one-time revenues and expenses, identified on the Assent Consulting Adjusted EBITDA Detail for FY 2006 schedule attached hereto as Exhibit 1 (which totaled $248,371).

"AFFILIATE" of a Person means any other Person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such Person.

"AGREEMENT" means this agreement among the parties set forth on the first page hereof, including, without limitation, all Exhibits and Schedules hereto, as the same may be amended from time to time.

"BALANCE SHEET DATE" means June 30, 2007.

"BUSINESS DAY" means any day other than a Saturday, Sunday or other day on which commercial banks in New York City are required or authorized by law to be closed.

"BUYER" has the meaning given to it in the caption hereof.

"BUYER CLAIMANT," or "BUYER CLAIMANTS" when the context requires, has the meaning given to it in SECTION 9.2 hereof.

"CASH AND CASH EQUIVALENTS" means, with respect to the Company and its Subsidiaries, all cash and cash equivalents, repayable on demand and freely remittable as of immediately prior to the Closing. For avoidance of doubt, Cash and Cash Equivalents shall: (i) be increased by all checks and drafts deposited for the account of the Company and its Subsidiaries immediately prior to the Closing to the extent such checks and/or drafts have not been applied to reduce Indebtedness and (ii) be decreased by all checks and drafts issued by the Company and its Subsidiaries prior to the Closing to the extent such checks and drafts have not cleared prior to the Closing.

"CERCLA" has the meaning given to it in SECTION 4.17(A) hereof.

"CLAIM," or "CLAIMS" when the context requires, has the meaning set forth in SECTION 9.2 hereof.

"CLAIMANT" has the meaning set forth in SECTION 9.4(A) hereof.

"CLOSING" means the closing of the transactions contemplated by this Agreement which shall be deemed to have occurred immediately prior to the opening of business on the Closing Date.

"CLOSING BALANCE SHEET" has the meaning set forth in SECTION 3.4(A) hereof.

"CLOSING DATE" means the second Business Day after the satisfaction or waiver of the conditions set forth in ARTICLE IX hereto, or such other date as the parties may mutually agree, upon which the Closing takes place.

"CODE" means the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder.

"COMPANY" has the meaning given to it in the recitals hereof.

"COMPANY COMPUTER SYSTEMS" has the meaning set forth in SECTION 4.10(H) hereof.

"COMPANY INTELLECTUAL PROPERTY RIGHTS" has the meaning set forth in SECTION 4.10(B) hereof.

"COMPANY LICENSE RIGHTS" has the meaning set forth in SECTION 4.10(B) hereof.

"COMPANY RIGHTS" has the meaning set forth in SECTION 4.10(B) hereof.

"COMPANY SOFTWARE PRODUCTS" has the meaning set forth in SECTION 4.10(A)(I) hereof.

"COMPUTER SYSTEMS" has the meaning set forth in SECTION 4.10(H) hereof.

"CONSENTS" means any consent, approval, authorization, license or order of, registration, declaration or filing with, or notice to, or waiver from, any federal, state, local, foreign or other Governmental Entity or any Person, including, without limitation, any security holder, creditor or vendor which is required to be obtained, made or given in connection with the execution and delivery of this Agreement and/or any Operative Document, the performance by a Person of its obligations hereunder and/or thereunder and the consummation of the transactions contemplated hereby and/or thereby.

"DIRECTLY OR INDIRECTLY" means as an individual, partner, shareholder, member, creditor, director, officer, principal, agent, employee, trustee, consultant, advisor or in any other relationship or capacity.

"DISCLOSURE SCHEDULE" means the disclosure schedule attached to this Agreement as EXHIBIT 4, and includes but is not limited to each of the Schedules expressly referred to in ARTICLE IV.

EARNOUT EBITDA CALCULATION" has the meaning set forth in SECTION 3.5(B) hereof.

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"EMPLOYEE" means any employee of the Company or any Subsidiary, including any employee of any employee leasing company utilized by the Company or any Subsidiary who has been assigned to the Company's or any Subsidiary's work-site to perform services under the direction and control of the Company or any Subsidiary.

"EMPLOYEE BENEFIT PLAN" means any "employee benefit plan" (as defined under Section 3(3) of ERISA) or any other bonus, deferred compensation, pension, profit-sharing, retirement, stock purchase, stock option, stock appreciation, other forms of incentive compensation, excess benefit, supplemental pension insurance, disability, medical, supplemental unemployment, vacation benefits, payroll practice, fringe benefit, scholarship, sickness, accident, severance, or post-retirement compensation or benefit, welfare or any other employee benefit plan, policy, arrangement or practice, whether written or oral.

"ENCUMBRANCE" means any security interests, liens, pledges, claims of third parties of any nature whatsoever, leases, levies, charges, escrows, encumbrances, options, rights of first refusal, transfer restrictions, conditional sale contracts, title retention contracts, mortgages, hypothecations, indentures, security agreements or other agreements, arrangements, contracts, commitments, understandings or obligations, whether written or oral.

"ENVIRONMENT" means any surface or subsurface physical medium or natural resource, including, air, land, soil, surface waters, ground waters, stream and river sediments.

"ENVIRONMENTAL ACTION" means any complaint, summons, citation, notice, directive, order, claim, litigation, investigation, proceeding, judgment, letter or other written communication from any Federal, state, local or municipal agency, department, bureau, office or other authority or any third party involving a Hazardous Discharge or any violation of any Permit or Environmental Laws.

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"ENVIRONMENTAL LAWS" means any federal, state, local or common law, rule, regulation, ordinance, code, order or judgment (including the common law and any judicial or administrative interpretations, guidances, directives, policy statements or opinions) relating to the injury to, or the pollution or protection of, human health and safety or the Environment.

"ENVIRONMENTAL LIABILITIES" means any claims, judgments, damages (including punitive damages), losses, penalties, fines, liabilities, encumbrances, liens, violations, costs and expenses (including attorneys' and consultants' fees) of investigation, assessment, remediation or defense of any matter relating to human health, safety or the Environment of whatever kind or nature by any Person or Governmental Entity, (A) which are incurred as a result of (i) the existence of Hazardous Substances in, on, under, at or emanating from any Real Property, (ii) the transportation, treatment, storage or disposal of Hazardous Substances, or (iii) the violation of any Environmental Laws, or (B) which arise under the Environmental Laws.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

"ERISA AFFILIATE" means any entity that would be deemed a "single employer" with the Company or any Subsidiary under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

"ESCROW AGENT" has the meaning set forth in SECTION 2.3 hereof.

"ESCROW AGREEMENT" has the meaning set forth in SECTION 2.3 hereof.

"ESCROW AMOUNT" has the meaning set forth in SECTION 2.3 hereof.

"ESTIMATED NET INDEBTEDNESS" means a good faith estimate of Net Indebtedness as mutually agreed to by Buyer and Sellers prior to the Closing.

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"ESTIMATED NET WORKING CAPITAL" means a good faith estimate of Net Working Capital as mutually agreed to by Buyer and Sellers prior to the Closing.

"EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

"FASB 87" has the meaning set forth in SECTION 4.19(F)(IX) hereof.

"FINANCIAL STATEMENTS" means the consolidated audited balance sheet as of December 31, 2006 and the related consolidated audited statements of income, operations, changes in equity and cash flows of the Company and its Subsidiaries for the fiscal year then ended, including the related notes thereto, and (ii) the consolidated unaudited balance sheet as of June 30, 2007 and the related consolidated statements of income, operations, equity and cash flows of the Company and its Subsidiaries for the five-month period then ended, including the related notes thereto.

"GAAP" means United States generally accepted accounting principles, applied on a consistent basis.

"GOVERNMENTAL ENTITY" means any federal, state, local or foreign government, political subdivision, school district, legislature, court, agency, department, bureau, commission or other governmental regulatory authority, body or instrumentality, including any industry or other non-governmental self-regulatory organizations.

"HAZARDOUS SUBSTANCE" means petroleum, petroleum products, petroleum-derived substances, radioactive materials, hazardous wastes, polychlorinated biphenyls, lead based paint, radon, urea formaldehyde, asbestos or any materials containing asbestos, and any materials or substances regulated or defined as or included in the definition of "hazardous substances," "hazardous materials," "hazardous constituents," "toxic substances,"

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"pollutants," "contaminants" or any similar denomination intended to classify or regulate substances by reason of toxicity, carcinogenicity, ignitability, corrosivity or reactivity under any Environmental Law.

"INCREMENTAL 2007 ADJUSTED EBITDA" has the meaning set forth on EXHIBIT 3.5(A) hereto.

"INDEBTEDNESS" means all of the obligations of the Company and the Subsidiaries, existing immediately prior to Closing (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for which interest charges are customarily paid, (iv) under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (v) issued or assumed as the deferred purchase price of property or services (other than trade accounts payable), (vi) earnouts arising in connection with acquisitions, (vii) under capital leases, (viii) in respect of interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangements, (ix) as an account party in respect of letters of credit and bankers' acceptances, (x) with respect to Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise to be secured by) any Encumbrances on property owned or acquired by such Person, (xi) in the nature of guarantees of Indebtedness of others, or (xii) for all accrued interest on any of the foregoing. Any contingent liabilities of the Company or any of its Subsidiaries existing immediately prior to Closing which, if in existence on the date of the Year-End Balance Sheet, would have been required to have been reported thereon in accordance with GAAP on a balance sheet or the related notes thereto shall be deemed included within Indebtedness.

"INDEMNITOR" has the meaning set forth in SECTION 9.4(A) hereof.

"INDEPENDENT AUDITOR" has the meaning set forth in SECTION 3.4(B) hereof.

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"IRS" means the Internal Revenue Service.

"LICENSED COMPUTER SYSTEMS" has the meaning set forth in SECTION 4.10(H) hereof.

"LICENSED SOFTWARE PRODUCTS" has the meaning as set forth in SECTION 4.10(H) hereof.

"MARKS" has the meaning as set forth in SECTION 4.10(A)(IV) hereof.

"MATERIAL ADVERSE EFFECT" means any material adverse effect on the business, prospects, earnings, operations, assets, liabilities, Properties, condition (financial or otherwise), results of operations, net worth or Permits of the Company and the Subsidiaries taken as whole.

"NET INDEBTEDNESS" means the difference between (i) Indebtedness and (ii) all Cash and Cash Equivalents.

"NET WORKING CAPITAL" means, as of immediately prior to the Closing, the Company's and its Subsidiaries' consolidated current assets as of such time (other than Cash and Cash Equivalents) less the consolidated current liabilities of the Company and the Subsidiaries as of such time (other than (i) any Indebtedness that would be included within such current liabilities and (ii) any Taxes that would be included within such current liabilities), in each case calculated in accordance with the basis of presentation and accounting principles identified on EXHIBIT 3.2 attached hereto.

"OPERATIVE DOCUMENT" means any agreement, instrument or other document to be executed and delivered in connection with the consummation of the transactions contemplated by this Agreement and shall include, without limitation, any item that is set forth on SCHEDULE 8.1(N) hereto.

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"OTHER ESCROW" has the meaning set forth in Section 3.5 herein.

"PBGC" means the Pension Benefit Guaranty Corporation.

"PERMITS" means all licenses, certificates of authority, permits, orders, consents, approvals, registrations, local sitting approvals, authorizations, qualifications and filings under any federal, state or local laws or with any Governmental Entities or other private Persons.

"PERSON" means an individual, corporation, partnership, limited liability company, firm, joint venture, association, joint stock company, trust, unincorporated organization or other entity, or any Governmental Entity or quasi-governmental body or regulatory authority.

"PLAN" means any Employee Benefit Plan established, maintained, sponsored, or contributed to by the Company, any Subsidiary or any ERISA Affiliate or any employee leasing company on behalf of any Employee, member, director or shareholder (whether current, former or retired) or their beneficiaries, or with respect to which the Company or any Subsidiary or any ERISA Affiliate or any employee leasing company has or has had any obligation on behalf of such Person.

"PROPERTY," or "PROPERTIES" when the context requires, means any Real Property and any personal or mixed property, whether tangible or intangible.

"PURCHASE PRICE" has the meaning set forth in SECTION 2.2 hereof.

"REAL PROPERTY" means any real property presently or formerly owned, used, leased, occupied, managed or operated by the Company or any of the Subsidiaries.

"RELATED PERSON" has the meaning given to it in SECTION 4.5 hereof.

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"RELATIVE" means the current or former spouse, children, parents or siblings of an individual (or any spouse of any of the foregoing).

"RELEASE" has the meaning set forth in SECTION 4.17(G) hereof.

"SCHEDULE OF ADJUSTMENTS" has the meaning as set forth in SECTION 3.4(A) hereof.

"SECTION 338 FORM" has the meaning set forth in SECTION 10.3(B) hereof.

"SECURITIES ACT" means the Securities Act of 1933, as amended.

"SELLER," or "SELLERS" where the context requires, has a meaning given to it in the caption hereof.

"SELLER CLAIMANT" has the meaning given to it in SECTION 9.3 hereof.

"SHARES" has the meaning given to it in the recitals hereof.

"SUBSIDIARY," or "SUBSIDIARIES" where the context requires, means any corporation, partnership, limited liability company or other entity in which the Company, directly or indirectly, owns or controls 50% or more of the voting stock or other ownership interests.

"TAX RETURN" means each and every report, return, declaration, information return, claim for refund, statement or other information required to be supplied to a taxing or governmental authority with respect to any Tax or Taxes, including, without limitation, any combined or consolidated return for any group of entities including the Company or any Subsidiary.

"TAXES" (or "TAX" where the context requires) means all federal, state, county, provincial, local, foreign and other taxes (including, without limitation, income, profits, premium, estimated, excise, sales, use,

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occupancy, stamp, gross receipts, real and personal property, value added, franchise, ad valorem, severance, capital levy, occupational, production, transfer, withholding, social security, unemployment insurance, disability, workers' compensation, employment and payroll related and property taxes and duty or other governmental charges and assessments), whether attributable to statutory or nonstatutory rules and whether or not measured in whole or in part by net income, and including, without limitation, interest, additions to tax or interest, charges and penalties with respect thereto, and expenses associated with contesting any proposed adjustment related to any of the foregoing.

"TRADE SECRETS" means any information which (i) is used in a business, (ii) is not generally known to the public or to Persons who can obtain economic value from its disclosure, and (iii) is subject to reasonable efforts to maintain its secrecy or confidentiality; the term may include but is not limited to inventions, processes, know-how, formulas, computer software, and mask works which are not patented and are not protected by registration (e.g., under copyright or mask work laws); lists of customers, suppliers, and employees, and data related thereto; business plans and analyses; and financial data.

"2008 CONTRACT STAFFING GROSS PROFIT CALCULATION" has the meaning set forth in SECTION 3.5(E) hereof.

"YEAR-END BALANCE SHEET" means the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2006.

ARTICLE II

SALE AND PURCHASE OF SHARES; CLOSING

2.1 Purchase of Shares.

Upon the terms and subject to the conditions hereof, and upon the basis of the agreements, representations and warranties contained in this Agreement, at the Closing Sellers shall sell to Buyer, and Buyer shall purchase and acquire from Sellers, the Shares, free and clear of any Encumbrances.

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2.2 Consideration.

Subject to ARTICLE III, the aggregate consideration for the Shares (the
"PURCHASE PRICE") shall be an amount equal to the difference between (i) 7.46
multiplied by the 2006 Adjusted EBITDA, estimated to be $19,572,504 and (ii)
Estimated Net Indebtedness; provided, however, the Purchase Price shall be
adjusted upward or downward (as applicable), if any, by which $1,506,000 exceeds
or falls short of the Estimated Net Working Capital. The Purchase Price (less
the Escrow Amount) shall be paid to Sellers at the Closing by wire transfer of
immediately available funds to the account(s) designated in writing by Sellers
at least two (2) Business Days prior to the Closing. CCH hereby guarantees
Buyer's obligation to make payments to Sellers under this SECTION 2.2 and
SECTION 3.5 hereof

2.3 Escrow Amount.

Notwithstanding anything to the contrary contained herein, Buyer shall withhold
from the Purchase Price otherwise payable at Closing an amount equal to
$1,000,000 (the "ESCROW AMOUNT"). On the Closing Date, Buyer shall cause the
Escrow Amount to be delivered to LASALLE BANK as escrow agent (the "ESCROW
AGENT"), pursuant to an escrow agreement by and among Buyer, Sellers and Escrow
Agent (the "ESCROW AGREEMENT") having terms and conditions reasonably acceptable
to Buyer and Sellers. The Escrow Amount shall be paid to the Escrow Agent on the
Closing Date by wire transfer of immediately available funds to the account
designated in writing by the Escrow Agent. The Escrow Amount will be held by the
Escrow Agent as partial security for the obligations of Sellers to Buyer

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pursuant to the terms of SECTION 9.2 of this Agreement. Obligations of Sellers
to Buyer pursuant to the terms of SECTION 9.2 of this Agreement shall be
satisfied first by payment from the Escrow Amount, but shall not be limited at
any time to the value of the Escrow Amount. Sellers acknowledge and agree that
Buyer's exercise of its rights under the Escrow Agreement shall not limit
Buyer's right to recover any amounts owed to it that exceed the Escrow Amount
and application of the Escrow Amount shall not be in substitution of or in any
way limit Buyer's exercise of its other rights and remedies hereunder, or under
any other agreement or applicable law.

        2.4 The Closing.

The Closing shall take place at 9:00 a.m., local time, on the Closing Date, at
the offices of Berliner Cohen, 10 Almaden Boulevard, Suite 1100, San Jose,
California, 95113.

                            ARTICLE III

                    PURCHASE PRICE ADJUSTMENTS

        3.1 Purchase Price Adjustments.

The Purchase Price shall be subject to adjustment as set forth below, and all
references in this Agreement to the Purchase Price shall be deemed to be the
Purchase Price as adjusted pursuant to this ARTICLE III.

        3.2 Net Working Capital Adjustment.

            (a) If the Purchase Price paid at the Closing was reduced
pursuant to the proviso to the first sentence of SECTION 2.2 and if Net Working
Capital, as finally determined pursuant to this ARTICLE III, is less than the
Estimated Net Working Capital then the Purchase Price shall be reduced
dollar-for-dollar by the amount of such shortfall. If, on the other hand, the
Purchase Price paid at the Closing was reduced pursuant to the proviso to the

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first sentence of SECTION 2.2 and if Net Working Capital as finally determined pursuant to this ARTICLE III, is more than the Estimated Net Working Capital then the Purchase Price shall be increased dollar-for-dollar by the amount of such excess.

(b) If the Purchase Price paid at Closing was not reduced pursuant to the proviso to the first sentence of SECTION 2.2 and if Net Working Capital as finally determined pursuant to this ARTICLE III is less than $1,506,000, then the Purchase Price shall be reduced dollar for dollar by the amount by which $1,506,000 exceeds such Net Working Capital. If, on the other hand, the Purchase Price paid at Closing was not reduced pursuant to the proviso to the first sentence of SECTION 2.2 and if Net Working Capital as finally determined pursuant to this Article III is more than $1,506,000, the Purchase Price shall be increased dollar for dollar by the amount by which the final Net Working Capital exceeds $1,506,000.

3.3 Net Indebtedness Adjustment.

If Net Indebtedness, as finally determined pursuant to this ARTICLE III, is greater than Estimated Net Indebtedness the Purchase Price shall be reduced dollar-for-dollar by the amount of such difference. If Net Indebtedness, as finally determined pursuant to this ARTICLE III, is less than Estimated Net Indebtedness the Purchase Price shall be increased dollar-for-dollar by the amount of such difference.

3.4 Closing Balance Sheet; Schedule of Adjustments.

The determination of the adjustments, if any, required to be made to the Purchase Price pursuant to SECTION 3.2 and SECTION 3.3 shall be made pursuant to the following provisions:

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(a) Within 90 days after the Closing Date, Buyer shall prepare or cause to be prepared the consolidated balance sheet of the Company as of immediately prior to the Closing (the "CLOSING BALANCE SHEET") as well as a calculation of Net Working Capital and Net Indebtedness, and deliver to Sellers the Closing Balance Sheet, as well as calculations of Net Working Capital, Net Indebtedness and the adjustments, if any, required to be made to the Purchase Price pursuant to SECTION 3.2 and SECTION 3.3 (the "SCHEDULE OF ADJUSTMENTS").

(b) Sellers will have a period of thirty (30) days following the delivery of the Closing Balance Sheet as well as a calculation of Net Working Capital and Net Indebtedness and the Schedule of Adjustments to notify Buyer of any disagreements with any of the foregoing. Any such notice shall be accompanied by supporting documentation containing reasonable detail. Failure to notify Buyer within such 30-day period shall be deemed acceptance of the Closing Balance Sheet as well as the calculation of Net Working Capital and Net Indebtedness and the Schedule of Adjustments. In the event Sellers timely notify Buyer of any disagreement, the parties agree that each of them will attempt in good faith to resolve such disagreement. If within thirty (30) days after delivery to Buyer of the notification by Sellers of a disagreement, the parties are unable to resolve such disagreement, either Sellers, on the one hand, or Buyer, on the other hand, shall have the right to submit the determination of such matters to an independent accountant of national standing reasonably acceptable to Sellers and Buyer (the "INDEPENDENT AUDITOR"), whose decision shall be binding on the parties. The cost of the Independent Auditor shall be paid by the party whose aggregate estimate of the disputed amount or amounts, as the case may be, differs most greatly from the determination of the Independent Auditor.

(c) If it is determined pursuant to this SECTION 3.4 that the Purchase Price paid at the Closing is less than the Purchase Price as adjusted pursuant to SECTION 3.2 and SECTION 3.3, Buyer shall remit such difference to Sellers in cash.

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(d) If it is determined pursuant to this SECTION 3.4 that the Purchase Price paid at the Closing is greater than the Purchase Price as adjusted pursuant to SECTION 3.2 and SECTION 3.3, Sellers shall remit such difference to Buyer in cash.

(e) Any cash payment to be made as a result of adjustments made in accordance with SECTION 3.2 and SECTION 3.3, shall be paid within five (5) Business Days of the final determination of such adjustments by wire transfer of immediately available funds. Any such payment shall be made to such account or accounts as may be designated by the party entitled to such payment at least three (3) Business Days prior to the date that such payment is to be made.

3.5 Earnout.

(a) Subject to the terms and conditions of this SECTION 3.5, the Purchase Price shall be increased by an amount equal to ten times the Incremental 2007 Adjusted EBITDA but in no event shall the aggregate Purchase Price (including any earnout payment payment) exceed $24,500,000.

(b) No later than April 30, 2008 Buyer shall prepare or cause to be prepared a consolidated statement of income of the Company for the year ended December 31, 2007 together with a calculation of Incremental 2007 Adjusted EBITDA for such year (the "EARNOUT EBITDA CALCULATION").

(c) Sellers will have a period of thirty (30) days following the delivery of the Earnout EBITDA Calculation to notify Buyer of any disagreements with the Earnout EBITDA Calculation. Any such notice shall be accompanied by supporting documentation containing reasonable detail. Failure to notify Buyer within such 30-day period shall be deemed acceptance of the Earnout EBITDA Calculation. In the event Sellers timely notify Buyer of any

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disagreement, the parties agree that each of them will attempt in good faith to resolve such disagreement. If within 30 days after delivery to Buyer of the notification by Sellers of a disagreement the parties are unable to resolve such disagreement, either Sellers, on the one hand, or Buyer, on the other hand, shall have the right to submit the determination to the Independent Auditor, whose decision shall be binding on the parties. The cost of the Independent Auditor shall be paid by the party whose estimate of the disputed amount differs most greatly from the determination of the Independent Auditor.

(d) (i) Up to and including the first $2,000,000 (the "Other Escrow") of any cash payment to be made as a result of the Company's achievement of the Incremental 2007 Adjusted EBITDA shall be paid by Buyer within five (5) Business Days of the final determination of Incremental 2007 Adjusted EBITDA by wire transfer of immediately available funds to the Escrow Agent to be held and disbursed in accordance with the terms and conditions of the Escrow Agreement.

(ii) Any portion of a cash payment to be made as a result of the Company's achievement of the Incremental 2007 Adjusted EBITDA in excess of $2,000,000 shall be paid by Buyer within five (5) Business Days of the final determination of Incremental 2007 Adjusted EBITDA by wire transfer of immediately available funds to the account designated by Sellers at least three (3) Business Days prior to the date such payment is made.

(iii) In the event that such cash payment to be made by Buyer to the Escrow Agent is less than $2,000,000, then any shortfall of such $2,000,000 shall be contributed within five (5) Business Days of the final determination of Incremental 2007 Adjusted EBITDA by wire transfer of immediately available funds to the Escrow Agent from (x) the Escrow Amount, if, and only if, all claims under Section 9.2 hereof have been fully satisfied by

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Sellers pursuant to a settlement agreement with Buyer or a judgment rendered by a court of competent jurisdiction (having exhausted all appeals) and/or (y) the Sellers (jointly and severally) so that the total Other Escrow amount held by the Escrow Agent equals an aggregate of $2,000,000.

(e) No later than April 30, 2009 Buyer shall prepare or cause to be prepared a consolidated statement of income of the Company for the year ended December 31, 2008 together with a calculation of the 2008 contract staffing gross profit for such year (the "2008 CONTRACT STAFFING GROSS PROFIT CALCULATION").

(f) Sellers will have a period of thirty (30) days following the delivery of the 2008 Contract Staffing Gross Profit Calculation to notify Buyer of any disagreements with the 2008 Contract Staffing Gross Profit Calculation. Any such notice shall be accompanied by supporting documentation containing reasonable detail. Failure to notify Buyer within such 30-day period shall be deemed acceptance of the 2008 Contract Staffing Gross Profit Calculation. In the event Sellers timely notify Buyer of any disagreement, the parties agree that each of them will attempt in good faith to resolve such disagreement. If within 30 days after delivery to Buyer of the notification by Sellers of a disagreement the parties are unable to resolve such disagreement, either Sellers, on the one hand, or Buyer, on the other hand, shall have the right to submit the determination to the Independent Auditor, whose decision shall be binding on the parties. The cost of the Independent Auditor shall be paid by the party whose estimate of the disputed amount differs most greatly from the determination of the Independent Auditor.

(g) If the 2008 Contract Staffing Gross Profit Calculation yields a gross profit of $4,900,000 or more, then Buyer and Sellers shall, within five (5) Business Days of the final determination of 2008 Contract

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Staffing Gross Profit Calculation, deliver a joint written instruction letter to the Escrow Agent instructing the Escrow Agent to disburse the Other Escrow Amount ($2,000,000) to the Sellers by wire transfer of immediately available funds to an account designated by Sellers in such instruction letter.

(h) If, on the other hand, the 2008 Contract Staffing Gross Profit Calculation is less than $4,900,000, then Buyer shall include $100,000 of actual revenue from permanent placement and conversion revenue in excess of $300,000 (if any) to the 2008 Contract Staffing Gross Profit Calculation to determine if the $4,900,000 benchmark is met. If after adding in this additional revenue the $4,900,000 benchmark is not met, then Buyer and Sellers shall, within five (5) Business Days of the final determination of 2008 Contract Staffing Gross Profit Calculation, deliver a joint written instruction letter to the Escrow Agent instructing the Escrow Agent to disburse the Other Escrow Amount ($2,000,000) to Buyer by wire transfer of immediately available funds to an account designated by Buyer in such instruction letter. If after adding in any such additional revenue the $4,900,000 benchmark is met, then Buyer and Sellers shall, within five (5) Business Days of the final determination of 2008 Contract Staffing Gross Profit Calculation, deliver a joint written instruction letter to the Escrow Agent instructing the Escrow Agent to disburse the Other Escrow Amount ($2,000,000) to the Sellers by wire transfer of immediately available funds to an account designated by Sellers in such instruction letter.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLERS

The Sellers, jointly and severally, represent and warrant to Buyer as follows (all such representations and warranties are qualified by the Disclosure Schedule attached to this Agreement as EXHIBIT 4):

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4.1 Organization and Qualification.

The Company is a corporation duly organized, validly existing and in good
standing in the state of its organization, with full power and authority to own,
lease and operate its Properties and carry on its business as presently owned or
conducted. The Company is licensed or qualified to transact business and is in
good standing as a foreign corporation in each jurisdiction in which, because of
its business conducted there or the nature of its Properties there, it would be
required to be so licensed or qualified, except where the failure to be so
licensed or qualified or in good standing would not individually or in the
aggregate have a Material Adverse Effect. Each such jurisdiction is set forth on
SCHEDULE 4.1 of the Disclosure Schedule. The name of each director and officer
of the Company, and the position held by each such individual, is set forth on
SCHEDULE 4.1 hereto. The Sellers have provided to Buyer true, correct and
complete copies of all organizational and governing documents, including, but
not limited to, the Company's certificate of incorporation and by-laws,
including all amendments thereto.

4.2 Authority; No Breach.

(a) Each of the Sellers has all requisite power and
authority to execute and deliver this Agreement and the Operative Documents to
which he is a party, and to perform, carry out and consummate the transactions
contemplated hereby and thereby. The execution, delivery and performance of this
Agreement and the Operative Documents to which he is a party have been duly
authorized by all necessary action on the part of each of the Sellers. This
Agreement has been duly executed and delivered by each of the Sellers and
constitutes the legal, valid and binding obligation of such Seller, enforceable
against such Seller in accordance with its terms, except as the same may be
limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or
other similar laws relating to or affecting the rights of creditors generally,
or by general equitable principles.

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(b) Except as set forth on SCHEDULE 4.2(B) of the Disclosure Schedule, neither the execution and delivery of this Agreement or any Operative Document by any of the Sellers nor the consummation of any of the transactions contemplated herein or therein, nor the full performance by any Seller of his obligations hereunder or thereunder do or will: (i) violate any provision of the certificates of incorporation or by-laws of the Company or any Subsidiary or any other organizational or other governing document relating to the Company and/or the Subsidiaries; (ii) conflict with, result in a breach or violation of, or constitute a default under (or an event which, with or without notice, lapse of time or both, would constitute a default) or result in the invalidity of, or accelerate the performance required by or cause or give rise to any right of acceleration or termination of any right or obligation pursuant to any agreement or commitment to which any Seller, the Company or any Subsidiary is a party or by which any Seller, the Company or any Subsidiary (or any of their respective Properties) is subject or bound; (iii) result in the creation of, or give any third party the right to create, any Encumbrance upon the Shares or any Properties of any Seller, the Company or any Subsidiary; (iv) conflict with, violate, result in a breach of or constitute a default under any writ, injunction, statute, law, ordinance, rule, regulation, judgment, award, Permit, decree, order, or process of any Governmental Entity to which any Seller, the Company, any Subsidiary or any Properties of any of the foregoing are subject; (v) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any contract or agreement to which any Seller, the Company or any Subsidiary is a party or by which any Seller, the Company or any Subsidiary (or any of their respective Properties) is subject or bound; (vi) require any Seller, the Company or any Subsidiary to obtain any Consent; (vii) result in or give to any Person any additional rights

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or entitlement to increased, additional, accelerated or guaranteed payments
under any contract or agreement to which any Seller, Company or any Subsidiary
is a party or by which any of their respective Properties is subject or bound,
or (viii) or result in any adverse change under or termination of any provider
number under any insurance or health coverage contract including Government
Medical Reimbursement Programs.

4.3 Securities and Ownership; Subsidiaries.

(a) The authorized and outstanding shares of each class of
capital stock of the Company and the owners of all such outstanding shares of
capital stock (of record and beneficially) are set forth on SCHEDULE 4.3(A) of
the Disclosure Schedule. As of the Closing the only shares of capital stock of
the Company issued and outstanding will be the Shares. All such Shares are duly
authorized, validly issued, fully paid and nonassessable, and are not subject to
any preemptive or similar right. No preferred interests, bonds, debentures,
notes, debt instruments, evidences of indebtedness or other securities of any
kind, of the Company are authorized, issued or outstanding. At the Closing,
Sellers are transferring the Shares to Buyer free and clear of any Encumbrances.

(b) The Company has not issued any securities in violation
of any preemptive or similar rights. Except as set forth on SCHEDULE 4.3(B) of
the Disclosure Schedule, there are no outstanding (i) securities convertible
into or exchangeable for any shares of capital stock or other securities of the
Company; (ii) subscriptions, options, "phantom" stock rights, warrants, calls,
commitments, preemptive rights or other rights of any kind (absolute, contingent
or otherwise) entitling any party to acquire or otherwise receive from the
Company any shares of capital stock or other securities or receive or exercise
any benefits or rights similar to any rights enjoyed by or inuring to the holder

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of capital stock of the Company; (iii) contracts, commitments, agreements, understandings or arrangements of any kind relating to the issuance of any membership or other interests, convertible or exchangeable securities, or any subscriptions, options, warrants or similar rights of the Company or granting to any Person any right to participate in the equity or income of the Company or to participate in or direct the election of any director or officer of the Company or the manner in which any shares of capital stock or other securities of the Company are voted; or (iv) rights of any Person to be paid as if he, she or it were a holder of equity or shares of capital stock of the Company or securities convertible into or exchangeable for equity or shares of capital stock of the Company, including, without limitation, "phantom" stock and stock appreciation rights. Except as set forth on SCHEDULE 4.3(B) of the Disclosure Schedule, there are no shares of capital stock or other securities of the Company reserved for issuance for any purpose and the Company is not a party to any voting agreements, voting trusts, proxies or other agreements, instruments or understandings with respect to the voting of any shares of the capital stock or other securities of the Company, or any agreement with respect to the transferability, purchase or redemption of any shares of capital stock or other securities of the Company.

(c) SCHEDULE 4.3(C) of the Disclosure Schedule sets forth the names of each Subsidiary and shows for each Subsidiary: (i) its jurisdiction of organization and each other jurisdiction in which it is qualified to do business; (ii) the authorized and outstanding capital stock, membership or other interests or other securities of each Subsidiary; and (iii) the identity of and number of shares of such capital stock, membership or other interests or other securities owned (of record and beneficially) by each holder thereof.

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(d) Each Subsidiary is duly organized, validly existing and in good standing in its jurisdiction of organization, with full power and authority to own, lease and operate its Properties and carry on its business as presently owned or conducted. Each Subsidiary is licensed or qualified to transact business and is in good standing as a foreign corporation or limited liability company, as the case may be, in each of the jurisdictions indicated in SCHEDULE 4.3(D) of the Disclosure Schedule, which are the only jurisdictions wherein, because of the business conducted there or the nature of its Properties there, such Subsidiary would be required to be so licensed or qualified, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect.

(e) All shares of capital stock, membership or other interests or other securities of each Subsidiary issued and outstanding are duly authorized, validly issued, fully paid and nonassessable. Except as set forth on SCHEDULE 4.3(E) of the Disclosure Schedule, no preferred stock, bonds, debentures, notes, debt instruments, evidences of indebtedness or other securities of any kind, of any Subsidiary are authorized, issued or outstanding.

(f) Except as set forth on SCHEDULE 4.3(F) of the Disclosure Schedule, there are no outstanding (i) securities convertible into or exchangeable for any shares of capital stock, membership or other interests or other securities of any Subsidiary; (ii) subscriptions, options, "phantom" stock rights, warrants, calls, commitments, preemptive rights or other rights of any kind (absolute, contingent or otherwise) entitling any party to acquire or otherwise receive from any Subsidiary any capital stock, membership interests or other securities or receive or exercise any benefits or rights similar to any rights enjoyed by or inuring to the holder of membership or other interests or securities of any Subsidiary; (iii) contracts, commitments, agreements, understandings or arrangements of any kind relating to the issuance of any capital stock, membership or other interests, convertible or exchangeable securities, or any subscriptions, options, warrants or similar rights of any Subsidiary or

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granting to any Person any right to participate in the equity or income of any Subsidiary or to participate in or direct the election of any officer of any Subsidiary or the manner in which any capital stock, membership or other interests or other securities or any Subsidiary are voted; or (iv) rights of any Person to be paid as if he, she or it were a holder of equity, capital stock or membership interests in any Subsidiary or securities convertible into or exchangeable for equity, capital stock or membership interests in any Subsidiary, including, without limitation, "phantom" stock and stock appreciation rights. Except as set forth on SCHEDULE 4.3(F) of the Disclosure Schedule, there are no shares of capital stock, membership or other interests or other securities of any Subsidiary reserved for issuance for any purpose and no Subsidiary is a party to any voting agreements, voting trusts, proxies or other agreements, instruments or understandings with respect to the voting of any shares of the capital stock, membership or other interests or other securities of such Subsidiary, or any agreement with respect to the transferability, purchase or redemption of any shares of capital stock, membership or other interests or other securities of such Subsidiary.

(g) Except for the Subsidiaries and as set forth on SCHEDULE 4.3(G) of the Disclosure Schedule, the Company does not own, Directly or Indirectly, any economic, voting or other ownership interest in any Person.

4.4 Financial Statements.

The Sellers have heretofore delivered to Buyer true, correct and complete copies of the Financial Statements. The Financial Statements have been prepared from the books and records of the Company and the Subsidiaries and present fairly (i) the consolidated financial position of the Company and the Subsidiaries at the dates thereof and (ii) the consolidated results of operations of the Company and the Subsidiaries for the periods then ended, in each case in accordance with GAAP, subject, in the case of interim financial statements, to normal recurring

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year-end adjustments and the absence of notes. The books and records of the Company and the Subsidiaries are accurate and complete in all material respects and have been maintained in accordance with good business practices.

4.5 Interests of Related Persons.

Except as set forth on SCHEDULE 4.5 of the Disclosure Schedule, none of the Sellers, the Company nor the Subsidiaries, nor any member, officer, director, Relative, or Affiliate of any Seller, the Company or any Subsidiary (collectively, the "RELATED PERSONS"):

(i) owns any interest in any Person (other than the beneficial ownership for investment purposes of 2% or less of any class of equity securities of any Person which is registered under Section 12 of the Exchange Act) which is a competitor, supplier or customer of the Company or any Subsidiary or serves as an officer, member, director, employee or consultant for any such Person;

(ii) owns, in whole or in part, any Property or right of material significance, used in connection with the business of the Company or any Subsidiary;

(iii) has an interest in any contract or agreement pertaining to the business of the Company or any Subsidiary; or

(iv) has any contractual arrangements with the Company or any Subsidiary.

4.6 Absence of Undisclosed Liabilities.

Except as set forth on SCHEDULE 4.6 of the Disclosure Schedule, neither Company nor any Subsidiary has any liabilities, losses or obligations of any nature (whether absolute, known or unknown, accrued, fixed, contingent, liquidated,

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unliquidated, due or to become due, or otherwise), except for (i) liabilities
included or reflected in the Financial Statements and adequately reserved
against therein in accordance with GAAP, or (ii) liabilities or performance
obligations arising subsequent to the Balance Sheet Date in the ordinary course
of business consistent with past practice (and not as a result of a breach or
default by the Company or any Subsidiary). Sellers do not know of any basis for
the assertion against the Company or any Subsidiary of any liability, loss or
obligation of any nature (whether absolute, known or unknown, accrued, fixed,
contingent, liquidated, unliquidated, due or to become due, or otherwise) except
for the liabilities of the type set forth in clauses (i) and (ii) of the
immediately preceding sentence.

             4.7 Absence of Certain Changes or Events.

Except as set forth on SCHEDULE 4.7 of the Disclosure Schedule, since December
31, 2006, the business of the Company and the Subsidiaries has been conducted
only in the ordinary and usual course consistent with past practice. Without
limiting the generality of the foregoing, except as set forth on SCHEDULE 4.7 of
the Disclosure Schedule, since December 31, 2006 neither the Company nor any
Subsidiary has:

             (a) suffered any Material Adverse Effect, and no fact or
condition exists or, to the knowledge of the Sellers, is contemplated or
threatened that might reasonably be expected to cause a Material Adverse Effect
in the future;

             (b) suffered any material damage, destruction or casualty
loss (whether or not covered by insurance) or condemnation, taking or other
proceeding;

             (c) entered into any employment or consulting contract or
commitment (whether oral or written) or compensation arrangement or employee
benefit plan, or changed or committed to change (including any change pursuant

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to any bonus, pension, profit-sharing or other plan, commitment, policy or arrangement) the compensation payable or to become payable to any of its members, officers, directors, Employees, agents or consultants, or made any pension, retirement, profit-sharing, bonus or other employee welfare or benefit payment or contribution, other than payments or contributions required by the governing documents of the foregoing;

(d) made or proposed any change in its accounting or tax methods, principles or practices, except for such changes which are required by GAAP (or by law) and are set forth on SCHEDULE 4.7(D) of the Disclosure Schedule;

(e) authorized, declared, set aside or paid any dividend or other distribution;

(f) Directly or Indirectly redeemed, purchased or otherwise acquired any of its shares of capital stock, membership or other interests or securities or authorized any stock or other split, reclassification or recapitalization or otherwise changed the terms or provisions of any of its capital stock, membership or other interests or securities;

(g) incurred any Indebtedness or other liability (whether known or unknown, absolute, accrued, fixed, contingent, liquidated, unliquidated or otherwise, and whether due or to become due), except for liabilities reflected in its respective Financial Statements or incurred after December 31, 2006 in the ordinary course of business consistent with past practice;

(h) paid, discharged or satisfied any claim, liability or obligation other than the payment, discharge or satisfaction of liabilities and obligations incurred in the ordinary course of business and consistent with past practice;

(i) (A) prepaid any obligation having a fixed maturity of more than ninety (90) days from the date such obligation was issued or incurred, or (B) not paid when due, any account payable, or sought the extension of the payment date of any account payable;

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(j) permitted or allowed any of its Property to be subjected to any Encumbrance, except for liens for current Taxes not yet due;

(k) written off as uncollectible any notes or accounts receivable;

(l) canceled any debts or waived any claims or rights other than in the ordinary course of business consistent with past practice;

(m) sold, transferred, or otherwise disposed of any of its Properties, except in the ordinary course of business and consistent with past practice;

(n) disposed of, abandoned or permitted to lapse any rights to the use of any Company Intellectual Property Rights, or disposed of or disclosed, or permitted to be disclosed (except as necessary in the conduct of its business), to any Person other than representatives of Buyer, any trade secret, formula, process, know-how or similar information not theretofore a matter of public knowledge;

(o) made any capital expenditures or commitments in excess of $25,000 in the aggregate for repairs or additions to property, plant, equipment or tangible capital assets; or

(p) terminated or amended or suffered the termination or amendment of any contract or agreement pursuant to which the Company or any Subsidiary would receive from any Person(s) or pay to any Person(s) more than $10,000, individually or in the aggregate, in any calendar year; or

(q) agreed, whether in writing or otherwise, to take any action described in this SECTION 4.7.

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4.8 Taxes.

(a) The Company has throughout its existence been
classified for federal, state and local Tax purposes as an S corporation and
each Subsidiary has throughout their existence been classified for federal,
state and local Tax purposes as a disregarded entity.

(b) Except as set forth on SCHEDULE 4.8(B) of the
Disclosure Schedule, the Company and each Subsidiary has duly, timely and
properly filed when due, all federal, state, local, foreign and other Tax
Returns required to be filed by it (including, without limitation, any
consolidated or combined Tax Returns in which it is included) and such Tax
Returns are true, complete and accurate and disclose all Taxes required to be
paid by the Company or any Subsidiary. The Company and each Subsidiary has duly
paid all Taxes due from the Company or such Subsidiary, whether or not shown on
a Tax Return. True, complete and correct copies of all of the Tax Returns of the
Company and the Subsidiaries for the past five (5) fiscal years have been
previously provided to Buyer. Neither the Company nor any Subsidiary files or is
required to file any Tax Returns in any jurisdiction other than those set forth
on SCHEDULE 4.8(B) of the Disclosure Schedule.

(c) All amounts required to be withheld by the Company or
any Subsidiary have been collected or withheld and either paid to the
appropriate Governmental Entity or set aside and, to the extent required by law,
held in accounts for such purpose.

(d) Except as set forth on SCHEDULE 4.8(D) of the
Disclosure Schedule, (i) there currently are no (nor have there been within the
last five years any) pending or, to the knowledge of any Seller, threatened
actions or proceedings (including, without limitation, audit proceedings) by any
applicable taxing authority for the assessment, collection, adjustment or
deficiency of Taxes against the Company or any Subsidiary, and (ii) none of
Sellers, the Company or any Subsidiary has received any notice of deficiency or

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assessment from any federal, state, local or foreign taxing authority with respect to liabilities for Taxes of the Company or any Subsidiary and, to the knowledge of any Seller, there are no existing or prior facts, circumstances or conditions that could reasonably be expected to form the basis for such an action or proceeding or such a notice of deficiency or assessment. No power of attorney has been executed by, or on behalf of, the Company or any Subsidiary with respect to any matter relating to Taxes which is currently in force. Except as set forth on SCHEDULE 4.8(D) of the Disclosure Schedule, there are no outstanding agreements or waivers extending the statutory period of limitation applicable to any assessment or audit of any Tax or Tax Return of the Company or any Subsidiary for any period. The Tax Returns of the Company and each Subsidiary have been examined by the applicable taxing authority for the respective periods set forth on SCHEDULE 4.8(D) of the Disclosure Schedule, and all deficiencies asserted as a result of such examinations (or as a result of any examination of the returns for earlier fiscal years) have been paid or finally settled.

(e) Other than in the ordinary course of business and consistent with past practice, none of Sellers, the Company or any Subsidiary has taken any action that would have the effect of deferring any Tax liability of the Company or any Subsidiary with respect to the sales, income, business or operations of the Company or any Subsidiary from a period ending on or prior to the Closing Date to a period ending after the Closing Date. There are no deferred Taxes owed by the Company or any Subsidiary as of the Closing Date.

(f) None of Sellers, the Company or any Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code.

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(g) Neither the Company nor any Subsidiary has (i) been a party to any consolidated or combined Tax Return of any group of which a Company has not been the parent corporation, or (ii) any liability or obligation to make any payment to any taxing authority or to its Affiliates on account of Taxes for any period ending on or prior to the Closing Date imposed under Section 1.1502-6 of the Income Tax Regulations or any similar provision of state or local laws or the provision of any Tax sharing agreements. Neither the Company nor any Subsidiary is a party to any Tax sharing agreements.

(h) Except as set forth on SCHEDULE 4.8(H) of the Disclosure Schedule, neither the Company nor any Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return. There are no Encumbrances for Taxes upon the assets of the Company or any Subsidiary except for statutory liens for current Taxes not yet due.

(i) No material differences exist between the amounts of the book basis and the tax basis of assets that are not accounted for by an accrual on the books of the Company or any Subsidiary for federal income tax purposes. Neither the Company nor any Subsidiary will be required to recognize for income tax purposes in a taxable year beginning on or after the Closing Date any amount of income or gain which it would have been required to recognize under the accrual method of accounting for tax purposes in a tax period ending on or before the Closing Date as a result of the installment method of accounting, the completed contract method of accounting, the cash method of accounting or a change in method of accounting.

(j) Neither the Company nor any Subsidiary is or has been a United States real property holding company (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(ii) of the Code.

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4.9 Assets.

(a) The Company and each Subsidiary has good and freely transferable title to all the Property and other assets (tangible and intangible) which it purports to own on the date hereof, including, without limitation, those reflected in its respective Financial Statements at the Balance Sheet Date, free and clear of all Encumbrances, except for (i) liens for current Taxes not yet due and payable, and (ii) Encumbrances set forth on SCHEDULE 4.9(A) of the Disclosure Schedule.

(b) Neither the Company nor any Subsidiary owns any Real Property. SCHEDULE 4.9(B) of the Disclosure Schedule contains a complete and correct list of all Real Property leased by the Company and each Subsidiary. The Company and each Subsidiary enjoys peaceful possession of all such property. The Sellers have previously delivered to Buyer true, complete and correct copies of all lease documents relating to such property. All lease documents are unmodified, in full force and effect and valid, binding and enforceable in accordance with their terms. All work required to be done by the Company or any Subsidiary as a tenant on such Real Property has been duly and timely performed. No event has occurred which constitutes or, with the passing of time or giving of notice, or both, would constitute, a default under any such lease document.

(c) No Real Property leased by the Company or any Subsidiary is subject to any rights of way, building use restrictions, easements, reservations or limitations which would restrict the Company or any Subsidiary from conducting its business after the Closing. Neither the whole nor any portion of the Real Property, leaseholds or any other assets of the Company or any Subsidiary is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor has any such condemnation, expropriation or taking been proposed.

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(d) All physical Properties of the Company or any Subsidiary (whether leased or owned) are structurally sound with no defects and in good operating condition and repair (ordinary wear and tear excepted) and are adequate for the uses to which they are being put and constitute all those necessary to operate the business of the Company and the Subsidiaries as it is currently conducted and in accordance with recent historical practice, and are located on the Property of the Company and the Subsidiaries. In addition, to the knowledge of the Sellers, all management information systems are producing timely and accurate reports, invoices and payments.

(e) All Real Property leased by the Company or any Subsidiary and each plan, building, structure, facility or equipment located thereon, is in material compliance with any applicable deed restrictions or covenants and all building, zoning, subdivision, health, safety or other laws, including the Americans with Disabilities Act and the Occupational Safety and Health Act, and none of Sellers, the Company or any Subsidiary has received notification of any alleged violation. To the knowledge of the Sellers, there are no existing or prior facts or circumstances that could form the basis of any such notification.

(f) All roads bounding each parcel of Real Property are public roads, and the Company and each Subsidiary has full access to and the right of ingress and egress over, to and from such roads and the right to use such roads freely as well as all right to use such roads appurtenant to each parcel of such property.

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4.10 Intellectual Property.

 (a) The Company or one of the Subsidiaries is the exclusive owner of record of all right, title and interest in and to each of the following that are being used in its business as currently conducted, and/or have been or are being developed or acquired for potential use in its business of and/or that are promoted, sold, licensed or otherwise distributed by it to any third parties:

 (i) all computer programs and databases and their associated system and user documentation (collectively, the "COMPANY SOFTWARE PRODUCTS") set forth on SCHEDULE 4.10(A)(I) of the Disclosure Schedule;

 (ii) all copyrights and copyright registrations applications for registration set forth on SCHEDULE 4.10(A)(II) of the Disclosure Schedule;

 (iii) all patents and patent applications set forth on SCHEDULE 4.10(A)(III) of the Disclosure Schedule;

 (iv) all trademarks, service marks and trade names (collectively the "MARKS"), and the registrations of, and/or applications to register, any one or more of the Marks in federal, state or foreign jurisdictions set forth on SCHEDULE 4.10(A)(IV) of the Disclosure Schedule; and

 (v) all Trade Secrets and other proprietary rights.

 (b) SCHEDULE 4.10(B) of the Disclosure Schedule sets forth a list of all license and similar agreements between the Company or any Subsidiary and third parties, under which the Company or any Subsidiary is granted rights to the use, reproduction, distribution, manufacture, sale or licensing of items

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embodying the patent, copyright, Trade Secret, trademark or other proprietary rights of such third parties (collectively, the "COMPANY LICENSE RIGHTS"). Neither the Company nor any Subsidiary is, nor will the Company or any Subsidiary be as a result of the execution and delivery of this Agreement or any Operative Document or the consummation of the transactions contemplated thereby, in violation of or lose any rights pursuant to any license and similar agreements described in SCHEDULE 4.10(B) of the Disclosure Schedule. Except as set forth on SCHEDULE 4.10(B) of the Disclosure Schedule, no Person is entitled to any royalty, fee and/or other payment or other consideration of whatever nature with respect to the Company License Rights or Company Intellectual Property Rights. The Company License Rights and the Company Intellectual Property Rights are sometimes collectively referred to as the "COMPANY RIGHTS". The items referred to in SECTION 4.10(A) and this 4.10(B) are herein referred to collectively as the "COMPANY INTELLECTUAL PROPERTY RIGHTS." The Company Intellectual Property rights constitute all such rights necessary to operate the business of the Company and the Subsidiaries as it is currently conducted.

(c) SCHEDULE 4.10(C) of the Disclosure Schedule sets forth a list of all agreements under which the Company, any Subsidiary, or their respective Affiliates has granted any rights of whatever nature to third parties of, to or under the Company Rights. All such rights granted have been and are non-exclusive. True, correct and complete copies of all such agreements have been delivered to Buyer.

(d) No claims with respect to the Company Rights have been asserted or, to the knowledge of the Sellers, are threatened by any Person, nor do the Sellers know of any valid grounds for any bona fide claims against the use by the Company or any Subsidiary of any Company Rights. To the knowledge of the Sellers, as of the date hereof, there has not been and there is not any infringement, misappropriation or any other unauthorized use of any of the Company Rights by any third party, Employee, consultant or former Employee or consultant of the Company or any Subsidiary.

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(e) The following are all valid, enforceable and subsisting: (i) all granted and issued patents listed in SCHEDULE 4.10(A)(III) of the Disclosure Schedule; (ii) all Marks, and all registrations of, and/or applications to register, such Marks as described in subparagraph (iv) of SECTION 4.10(A); (iii) all copyrights and copyright registrations as described in subparagraph (ii) of SECTION 4.10(A); and (iv) all Trade Secrets and other proprietary rights as described in subparagraph (v) of SECTION 4.10(A).

(f) Neither the Company nor any Subsidiary has, by reason of its use, license, sale or other distribution of the Company Rights or otherwise, been alleged to have infringed upon, violated, misappropriated or misused any intellectual property right or other proprietary right (including, without limitation, any patent right, copyright, trade name or Trade Secret) of any third party.

(g) No Company Rights are subject to any order restricting in any manner the use or licensing thereof by the Company or any Subsidiary. No Company, Subsidiary, or their respective Affiliates has entered into any agreement to indemnify and/or hold harmless any other Person from or against any cause of action, charge or other claim of infringement of any third party intellectual property rights. No Company, Subsidiary, or any of their respective Affiliates has entered into any agreement granting any third party the right to bring infringement actions, or otherwise to enforce rights with respect to any Company Intellectual Property Rights or, except as disclosed in SCHEDULE 4.10(G), with respect to any Company License Rights. The Company and the Subsidiaries have the exclusive right to file, prosecute and maintain all applications and registrations with respect to the Company Intellectual Property Rights.

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(h) Whenever used in this Agreement: (i) "COMPANY COMPUTER SYSTEMS" means all the computer systems of the Company or any Subsidiary including, without limitation, all mainframes, PC's and other work stations, peripherals and other components, and the Company Software Products; (ii) "LICENSED SOFTWARE PRODUCTS" means any software products licensed by third parties to the Company or any Subsidiary, including, without limitation, the software products disclosed on SCHEDULE 4.10(A)(I) or SCHEDULE 4.10(B); (III) "LICENSED COMPUTER SYSTEMS" means all mainframes, PC's and other work stations, peripherals and other components, and the Licensed Software Products; and (iv) "COMPUTER SYSTEMS" collectively refers to Company Computer Systems and Licensed Computer Systems.

(i) Except as disclosed in SCHEDULE 4.10(I) of the Disclosure Schedule, each of the Licensed Software Products and the Company Software Products: (i) is the most recent version of each such software product; and (ii) conforms substantially to the functional and operational specifications set forth in the respective user manuals and other documentation for each such software product. Except as disclosed in SCHEDULE 4.10(I) of the Disclosure Schedule, the Company and the Subsidiaries own and have possession of all such technical documentation, software tools (including by way of example and not limitation, all source code, compilers, system documentation, statements of principles of operation and schematics, as applicable) for each of the Licensed Software Products and the Company Software Products as may be necessary and sufficient for the continued effective use, further development, and maintenance of the latest version of each such software product.

4.11 Accounts Receivable.

Except as set forth on SCHEDULE 4.11 of the Disclosure Schedule, all of the accounts, notes and other receivables of the Company and its Subsidiaries

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represent sales actually made in the ordinary course of business consistent with past practice for goods or services delivered or rendered in bona fide arm's-length transactions, constitute only valid, undisputed claims, and have not been extended or rolled over in order to make them current and will be collected at their recorded amounts net of reserves for non-collectibility reflected on the Financial Statements.

4.12 Contracts and Commitments.

Except as set forth on SCHEDULE 4.12 of the Disclosure Schedule:

(a) Neither the Company nor any Subsidiary has any agreements, contracts, or commitments, written or oral, which either individually or in conjunction with other agreements, contracts or commitments with the same party, and in connection with the same matter, relate to commitments in excess of $25,000 per annum or are otherwise material to its business, operations or prospects;

(b) No contract or bid is anticipated to result in any loss to the Company or any Subsidiary upon completion or performance thereof, and no contract or bid is at prices materially above or below the usual prices of the Company or any Subsidiary for the same or similar products or services;

(c) Neither the Company nor any Subsidiary has, any outstanding contracts, agreements or arrangements (i) providing for the employment of any Person, (ii) providing for the payment of any salary, bonus or commission based on sales or earnings or (iii) with any Related Person;

(d) Neither the Company nor any Subsidiary has any (i) employee non-competition agreements, or (ii) agreements or policies that contain any severance or termination pay liabilities or obligations;

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(e) Neither the Company nor any Subsidiary has any collective bargaining or union contracts or agreements;

(f) Neither the Company nor any Subsidiary is restricted by any agreement or other commitment from carrying on its business as currently conducted anywhere in the world;

(g) Neither the Company nor any Subsidiary has any obligations for borrowed money or other Indebtedness;

(h) Neither the Company nor any Subsidiary has any outstanding loans to any Person (other than travel and entertainment advances to Employees in the ordinary course of business);

(i) Neither the Company nor any Subsidiary has any powers of attorney outstanding or any obligations or liabilities as guarantor, surety, co-signor, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any other Person;

(j) Neither the Company nor any Subsidiary is a party to any partnership or joint venture agreement whether or not a separate legal entity is created thereby;

(k) Neither the Company nor any Subsidiary is a party to any agreement (i) relating to the lease or similar arrangement of any machinery, equipment, motor vehicles, furniture, fixture or similar property, (ii) to which any federal, state or local Governmental Entity or authority is a party, (iii) pursuant to which the Company or any Subsidiary is or may be obligated to make payments, contingent or otherwise, on account of or arising out of prior acquisitions or sales of businesses, assets or stock of other Persons, (iv) relating to the sale or other disposition of any of its Property or other rights, or (v) that would obligate the Company or any Subsidiary to repair, replace, accept the return of or make any refund in respect of any product or service sold or performed by the Company or any Subsidiary;

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(l) Neither the Company nor any Subsidiary is in breach or default, and, to the knowledge of Sellers, there is no basis for any valid claim or breach or default, under any contract, license agreement, commitment or restriction (whether written or oral) to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of their respective assets are bound and, there exists no event or condition which (whether with or without notice, lapse of time, or both) would constitute a default thereunder, give rise to a right to accelerate, modify or terminate any provision thereof or give rise to any Encumbrance on its Property or a right to any additional or guaranteed payments; and to the knowledge of the Sellers, no other party to any such contract, agreement or commitment is in breach or default thereof;

(m) Neither the Company's nor any Subsidiary's agreements to provide goods and services is subject to any agreement that restricts the Company's or such Subsidiary's ability to change the price charged for such goods or services; and

(n) Each contract and agreement referred to in SCHEDULE 4.12 is valid and in full force and effect and constitutes a legal, valid and binding obligation of the applicable Company or Subsidiary, and, to the knowledge of the Sellers, the other parties thereto, enforceable in accordance with its terms, and will not cease to be valid and in full force and effect after the Closing Date; accurate and complete copies thereof, together with all amendments thereto, have been heretofore delivered to Buyer.

4.13 Customers, Subcontractors and Suppliers.

(a) SCHEDULE 4.13(A) of the Disclosure Schedule contains a true and complete list of the 20 largest customers of the Company and the

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Subsidiaries in order of dollar volume of sales during its last full fiscal year and during the four-month period ended April 30, 2007 showing total sales in dollars from each such customer during each such period.

(b) SCHEDULE 4.13(B) of the Disclosure Schedule sets forth a list of the 10 largest suppliers of the Company and the Subsidiaries in order of dollar volume of purchases during its last full fiscal year and during the four-month period ended April 30, 2007 showing total purchases in dollars derived from each such supplier during each such period.

(c) Except as set forth on SCHEDULE 4.13(C) of the Disclosure Schedule:

(i) There has not been any material adverse change and, to the knowledge of the Sellers, there are no facts which may reasonably be expected to indicate that any material adverse change may occur in the business relationship of the Company or any Subsidiary with any customer or supplier named on SCHEDULES 4.13(A) or 4.13(B) or any other material customer, subcontractor or supplier.

(ii) Neither Company nor any Subsidiary is engaged in any disputes with any customers or suppliers and neither the Company nor any Subsidiary nor the Company or any Seller has any reason to believe that any customer, subcontractor or supplier intends to discontinue or adversely modify its relationship with the Company or any Subsidiary after the Closing Date. In addition, the Sellers do not have any knowledge that any customer or group of customers of the Company or any Subsidiary is materially dissatisfied with the Company's or any Subsidiary's services. During the two-year period prior to the date hereof neither the Company nor any Subsidiary has granted any rebate to any customer other than volume discounts granted in the ordinary course of business consistent with past practice.

(d) A list of all of the sales representatives and agents of the Company and its Subsidiaries for the past two years is set forth on SCHEDULE 4.13(D). Neither the Company nor any Subsidiary is engaged in any material disputes with any of such sales representatives or agents and to the knowledge of the Sellers, no such material disputes are threatened.

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4.14 Insurance.

SCHEDULE 4.14 of the Disclosure Schedule contains a true and complete list of all insurance policies (including, but not limited to, liability, property and casualty, workers compensation, directors and officers liability, surety bonds, key man or company owned life insurance, vehicular and other insurance policies and contracts) covering the Company or any Subsidiary or otherwise held by or on behalf of it, or any aspect of its assets or business, indicating the type of coverage, name of insured, the insurer, the amount of coverage, the deductibles, the premium, the expiration date, and other material terms thereof and the aggregate amounts paid thereunder. Except as set forth on SCHEDULE 4.14, there are no pending claims under any of the foregoing. The Sellers do not know of any reason why any of such insurance policies will be terminated, suspended, modified or amended, or not renewed on substantially identical terms (including, without limitation, premium costs), or will require alteration of any equipment or any improvements to Real Property occupied by or leased to or by the Company or any Subsidiary, or the purchase of additional equipment, or the modification of any of the methods of doing business. SCHEDULE 4.14 of the Disclosure Schedule also identifies the workers' compensation and unemployment insurance ratings of the Company and the Subsidiaries with respect to Employees. No party to any such insurance policy is in default with respect thereto, nor does any condition exist that with notice or lapse of time or both would constitute such a default by any party thereunder. Neither the Company nor any Subsidiary has failed to give any notice or present any claim under any such insurance policy in due or timely fashion or as required thereby in a manner which may jeopardize full recovery thereunder. All such insurance policies provide coverage in amounts and upon terms that are reasonable and adequate for Persons having similar businesses, operations and Properties. Complete and accurate copies of all such policies and related documentation have previously been delivered to Buyer.

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4.15 Litigation, etc.

Except as set forth on SCHEDULE 4.15 of the Disclosure Schedule, there has not
been in the thirty-six (36) months prior to the date hereof, nor is there
currently, any claim, action, suit, inquiry, proceeding or investigation of any
kind or nature whatsoever, by or before any court or Governmental Entity or
other regulatory or administrative agency or commission or tribunal pending or,
to the knowledge of the Sellers, threatened against or involving or potentially
involving the Company or any Subsidiary or its business, assets, Properties,
members, officers or directors, or which questions or challenges the validity of
this Agreement or any action taken or to be taken by the Sellers pursuant to
this Agreement or in connection with the transactions contemplated hereby; and,
to the knowledge of the Sellers, there is no valid basis for any such claim,
action, suit, inquiry, proceeding or investigation. Neither the Company nor any
Subsidiary is subject to any judgment, order, decree or legal requirement which
involves more than $25,000. The Sellers have delivered to Buyer accurate and
complete copies of all documentation relating to any of the foregoing.

4.16 Compliance with Law; Necessary Authorizations; Securities
----
Matters.

(a) Except as set forth on SCHEDULE 4.16(A) of the
Disclosure Schedule, the Company and each Subsidiary is duly complying and has
duly complied at all times, in all material respects, with all applicable laws,
rules, regulations, orders, building and other codes, zoning and other
ordinances, Permits, authorizations, judgments and decrees of all Governmental

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Entities, in respect of its business, operations and Properties. Except as set forth on SCHEDULE 4.16(A) of the Disclosure Schedule, neither the Company nor any Seller is aware of any present or past failure so to comply or of any past or present events, activities or practices of the Company or any Subsidiary which may be construed to indicate interference with or prevention of continued compliance, in any material respect, with any laws, rules or regulations or which may give rise to any common law or statutory liability, or otherwise form the basis of any material claim, action, suit, proceeding, hearing or investigation. Except as disclosed on SCHEDULE 4.16(A) of the Disclosure Schedule, none of Sellers, the Company or any Subsidiary, or, to the knowledge of the Sellers, any of their respective members, officers, directors or Employees is the subject of any investigation relating to the business of the Company or any Subsidiary.

(b) The Company and each Subsidiary has duly obtained all Permits, concessions, grants, franchises, licenses and other governmental authorizations, Consents, and approvals necessary for the conduct of its business, except where the failure to so obtain would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; each of the foregoing is set forth on SCHEDULE 4.16(B) of the Disclosure Schedule and is in full force and effect; the Company and each Subsidiary is in compliance with all material terms of all the foregoing; there are no proceedings pending or, to the knowledge of the Sellers, threatened which may result in the revocation, cancellation, suspension or modification thereof, and the Sellers do not have any knowledge of any basis therefor. The consummation of the transactions contemplated hereby will not result in any such revocation, cancellation, suspension or modification nor require the Company or any Subsidiary or Buyer to make any filing or take any action in order to maintain the validity of any item listed on SCHEDULE 4.16(B) of the Disclosure Schedule.

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(c) Neither the Company nor any Subsidiary has entered into any settlement agreement with any Governmental Entity, or with respect to any litigation involving a Governmental Entity.

4.17 Environmental Matters.

(a) To the Sellers' knowledge, all of the operations of the Company and each Subsidiary comply and have at all times complied, in all material respects, with all applicable Environmental Laws, and neither the Company nor any Subsidiary is subject to any Environmental Liabilities. None of the Company or any Subsidiary or, to the knowledge of the Sellers, any other Person, has engaged in, authorized, allowed or suffered any operations or activities upon any of the Real Property for the purpose of or in any way involving the handling, manufacture, treatment, processing, storage, use, generation, release, discharge, emission, dumping or disposal of any Hazardous Substances at, on or under the Real Property, except in compliance with all applicable Environmental Laws. SCHEDULE 4.17(A) of the Disclosure Schedule is a complete and accurate list of all locations (identified by address, owner/ operator, type of facility, type and form of waste, and period of time the facility was used) to which the Company or any Subsidiary has ever transported, or caused to be transported, allowed or arranged for any third party to transport, any type of Hazardous Substances. No such location is listed or proposed for listing on the National Priorities List pursuant to Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C. ss. 9601 et seq., or any similar inventory of sites requiring investigation or remediation maintained by any state.

(b) None of the Real Property or any assets of the Company or any Subsidiary contain any Hazardous Substances in, on, over, under

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or at such Real Property in concentrations or amounts which would violate
Environmental Laws or impose liability or obligations on the present or former
owner, manager, or operator of the Real Property under the Environmental Laws
for any assessment, investigation, corrective action, remediation or monitoring
of Hazardous Substances. None of the Real Property is listed or proposed for
listing on the National Priorities List pursuant to the CERCLA or any similar
inventory of sites requiring investigation or remediation maintained by any
state. Neither the Sellers, nor the Company, nor any Subsidiary has received
(actually or constructively) any notice, whether oral or written, from any
Governmental Entity or third party of any actual or threatened Environmental
Liabilities with respect to the Real Property, any assets of the Company or any
Subsidiary or the conduct of the business of the Company or any Subsidiary.

(c) There are no underground storage tanks or Hazardous
Substances (other than unregulated quantities of Hazardous Substances stored and
maintained in accordance and compliance with all applicable Environmental Laws
for use in the ordinary course of business of the Company or any Subsidiary) in,
on, over, under or at any presently owned, managed or operated Real Property.

(d) There are no conditions existing at any Real Property
or with respect to any other assets of the Company or any Subsidiary, that
require, or which with the giving of notice or the passage of time or both may
require monitoring, assessment, investigation, remedial or corrective action, or
removal or closure pursuant to the Environmental Laws.

(e) The Company and each Subsidiary has provided to Buyer
all environmental reports, assessments, audits, studies, investigations, data
and other written environmental information in its custody, possession or
control concerning its assets and the Real Property.

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(f) Neither the Company nor any Subsidiary has contractually, by operation of law, by the Environmental Laws, by common law or otherwise assumed or succeeded to any Environmental Liabilities of any predecessors or any other Person.

(g) No Seller, Company or Subsidiary has (actually or constructively) received any notice or claim (whether written or oral) to the effect that the Company or any Subsidiary is or may be liable to any Governmental Entity or any other Person as a result of the Release or threatened Release of a Hazardous Substance, and, to the knowledge of the Sellers, there are no existing or prior facts, circumstances or conditions that could form the basis for such a notice or claim. "RELEASE" means release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the Environment or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or real property or other property, whether owned or leased.

4.18 Labor Matters.

(a) Except to the extent set forth on SCHEDULE 4.18(A) of the Disclosure Schedule:

(i) there is no labor strike, dispute, grievance, arbitration proceeding, slowdown or stoppage, or charge of unfair labor practice actually pending, or to the knowledge of Sellers, threatened against or affecting, either directly or through any employee leasing arrangement, the operation of the business of the Company or any Subsidiary;

(ii) neither the Company nor any Subsidiary has, during the three (3) years prior to the date hereof, experienced, any work stoppage or other labor dispute including, without limitation, the filing of an unfair labor practice complaint against it, nor is the Company or any Seller aware of any fact or circumstance that could result in any of the foregoing;

(iii) there are no charges or complaints of discrimination pending, or to the knowledge of the Sellers, threatened, before the Equal Employment Opportunity Commission or any state or local agency with respect to the Company or any Subsidiary, or any representative of the Company or any Subsidiary, either directly or through any employee leasing arrangement, and none of Sellers, the Company or any Subsidiary is aware of any basis for any such charge or complaint;

(iv) there are no worker's compensations claims pending against the Company or any Subsidiary, either directly or through any employee leasing arrangement, and none of Sellers, the Company or any Subsidiary is aware of any basis for any such claim; and

(v) during the three (3) years preceding the date hereof, no unions or other collective bargaining units have been certified or recognized by the Company or any Subsidiary as representing any of its Employees and there are no existing union organizing efforts or representation questions with respect to any of the Employees.

(b) None of Sellers, the Company or any Subsidiary has received notice of the intent of any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation with respect to or relating to the Company or any Subsidiary or any Employees, and, to the knowledge of the Sellers, no such investigation is in progress. No complaints, lawsuits or other proceedings are pending, or, to the knowledge of the Sellers, threatened in any forum by or on behalf of any present or former Employee, any applicant for employment or classes of the foregoing alleging breach of any express or implied contract for employment, any law governing employment or the termination thereof or other discriminatory, wrongful or tortuous conduct in connection with any employment relationship.

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4.19 Employee Benefit Plans.

(a) Except as set forth on SCHEDULE 4.19(A) of the
Disclosure Schedule, there are no Plans. With respect to each Plan, as
applicable, accurate and complete (i) copies of each written Plan (including all
amendments thereto), (ii) written descriptions of each oral Plan, (iii) copies
of related trust or funding agreements, (iv) summary plan descriptions, (v)
summaries of material modifications, (vi) copies of the most recent annual
reports and actuarial valuations and (vii) copies of the most recent
determination letter from the IRS for each Plan intended to qualify under Code
Section 401(a) have been heretofore delivered to Buyer.

(b) None of the Company, the Subsidiaries, their ERISA
Affiliates or any employee leasing company, or any of their respective
predecessors has ever contributed to, contributes to, has ever been required to
contribute to, or otherwise participated in or participates in or in any way,
directly or indirectly, has any liability related to Employees with respect to
any "multiemployer plan" (within the meaning of Sections (3)(37) or 4001(a)(3)
of ERISA or Section 414(f) of the Code) or any single employer pension plan
(within the meaning of Section 4001(a)(15) of ERISA) which is subject to
Sections 4063 and 4064 of ERISA.

(c) Neither the Company nor any Subsidiary is liable for
any liability of any ERISA Affiliate (including predecessors) or any employee
leasing company with regard to any Employee Benefit Plan at any time providing
benefits to Employees, including, without limitation, liabilities under Title IV
of ERISA, Section 412 of the Code, and Section 302(a)(2) of ERISA. All premiums
due to the PBGC by the Company or any Subsidiary or any ERISA Affiliate have
been paid on a timely basis.

(d) The Company, the Subsidiaries, each ERISA Affiliate,
each Plan, and each "plan sponsor" (within the meaning of Section 3(16) of

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ERISA) of each "welfare benefit plan" (within the meaning of Section 3(1) of
ERISA) at any time providing benefits to Employees, has complied in all respects
with the requirements of Section 4980B of the Code and Title I, Subtitle B, Part
6 of ERISA.

(e) No "reportable event" within the meaning of Section
4043(b) of ERISA has occurred or is expected to occur, and the consummation of
the transaction contemplated by this Agreement will not result in a reportable
event.

(f) With respect to each of the Plans on SCHEDULE 4.19(A):

(i) each Plan intended to qualify under
Section 401(a) of the Code has been qualified since its inception and has
received a determination letter from the IRS to the effect that the Plan is
qualified under Section 401 of the Code and any trust maintained pursuant
thereto is exempt from federal income taxation under Section 501 of the Code and
nothing has occurred (since the date of the determination letter) or is expected
to occur through the date of the Closing (including, without limitation, the
transactions contemplated by this Agreement) that caused or could cause the loss
of such qualification or exemption or the imposition of any penalty or tax
liability;

(ii) all payments required by any Plan, any
agreement, or by law (including, without limitation, all contributions,
insurance premiums, or intercompany charges) with respect to all periods through
the date of the Closing shall have been made prior to the Closing (on a pro rata
basis where such payments are otherwise discretionary at year end) or provided
for by the Company or any Subsidiary as applicable, by full accruals as if all
targets required by such Plan had been or will be met at maximum levels on its
financial statements;

(iii) no "accumulated funding deficiency", (within
the meaning of Section 302 of ERISA and Section 412 of the Code), has been or
could

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be expected to be incurred, whether or not waived, and no excise or other taxes
have been or could be expected to be incurred or are due and owing with respect
to the Plan because of any failure to comply with the minimum funding standards
of ERISA and the Code;

(iv) no claim, lawsuit, arbitration or other action
has, to the knowledge of Sellers, been threatened, asserted, instituted, or
anticipated against the Plans (other than non-material routine claims for
benefits, and appeals of such claims), any trustee or fiduciaries thereof, the
Company, any Subsidiary, any ERISA Affiliate, any member, director, officer, or
employee thereof, or any of the assets of any trust of the Plans;

(v) the Plan complies and has been maintained and
operated in accordance with its terms and applicable law, including, without
limitation, ERISA and the Code;

(vi) no "prohibited transaction," within the meaning
of Section 4975 of the Code and Section 406 of ERISA, has occurred or is
expected to occur with respect to the Plan (and the consummation of the
transactions contemplated by this Agreement will not constitute or directly or
indirectly result in such a "prohibited transaction");

(vii) no Plan is or, to the knowledge of Sellers, is
expected to be under audit or investigation by the IRS, Department of Labor, or
any other Governmental Entity and no such completed audit, if any, has resulted
in the imposition of any Tax or penalty;

(viii) no proceeding has been or is expected to be
initiated to terminate any Plan subject to Title IV of ERISA;

(ix) the present value of all "benefit liabilities"
(whether or not vested) (within the meaning of Section 4001(a)(16) of ERISA)
based on the actuarial assumptions used for funding purposes (1) as set forth in
the most recent actuarial report; (2) as required by the PBGC for the Plan's

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termination; and (3) as set forth in Financial Accounting Standards Board SFAS No. 87 ("FASB 87") using the methodology under FASB 87 to calculate the projected benefit obligation, did not exceed as of the most recent Plan actuarial valuation date the then current fair market value of the assets of such Plan and no amendments or other modifications to such Plan or its actuarial assumptions were adopted since the date of such Plan's most recent actuarial report;

(x) each Plan intended to meet requirements for tax-favored treatment under any provision of the Code satisfies the applicable requirements under the Code; and

(xi) with respect to each Plan that is funded mostly or partially through an insurance policy, none of the Company, any Subsidiary or any ERISA Affiliate has any liability in the nature of retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring on or before the Closing.

(g) The consummation of the transactions contemplated by this Agreement will not give rise to any liability, including, without limitation, liability for severance pay, unemployment compensation, termination pay, or withdrawal liability, or accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any Employee, member, director or shareholder of the Company or any Subsidiary (whether current, former, or retired) or their beneficiaries solely by reason of such transactions. No amounts payable under any Plan will fail to be deductible for federal income tax purposes by virtue of Sections 280G or 162(m) of the Code.

(h) None of the Company, any Subsidiary, any ERISA Affiliate or any employee leasing company maintains, contributes to, or in any way provides for any benefits of any kind whatsoever (other than under Section

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4980B of the Code, the Federal Social Security Act, or a plan qualified under Section 401(a) of the Code) to any current or future retired Employee or terminated Employee.

(i) None of the Company, any Subsidiary, any ERISA Affiliate, or any officer or employee thereof, has made any promises or commitments, whether legally binding or not, to create any additional plan, agreement, or arrangement for Employees, or to modify or change any existing Plan.

(j) None of the Company or any Subsidiary or any ERISA Affiliate has any unfunded liabilities pursuant to any Plan that is not intended to be qualified under Section 401(a) of the Code.

(k) No event, condition, or circumstance exists that would prevent the amendment or termination of any Plan.

4.20 Business Generally.

To the knowledge of the Sellers, no events or transactions have occurred which could be expected to have a Material Adverse Effect or which would or could be expected to prevent or impair the Company or any Subsidiary, after the Closing Date, from carrying on its business in the same manner as it is presently being conducted.

4.21 Questionable Payments.

None of the Sellers, the Company, the Subsidiaries or any member, director, officer, or to the knowledge of Sellers, any agent, employee, or any other Person acting on behalf of any Seller, the Company or any Subsidiary, has, Directly or Indirectly, used any company funds for unlawful contributions, gifts, entertainment, or other unlawful expenses; made any unlawful payment to government officials or employees or to political parties or campaigns;

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established or maintained any unlawful fund of corporate monies or other assets;
made or received any bribe, or any unlawful rebate, payoff, influence payment,
kickback or other payment; given any favor or gift which is not deductible for
federal income tax purposes; or made any bribe, kickback, or other payment of a
similar or comparable nature, to any governmental or non-governmental Person,
regardless of form, whether in money, property, or services, to obtain favorable
treatment in securing business or to obtain special concessions, or to pay for
favorable treatment for business or for special concessions secured.

4.22 Finders.

Except as set forth on SCHEDULE 4.22, none of the Sellers, the Company, the
Subsidiaries or, to the knowledge of Sellers, any of their respective members,
directors or officers, has taken any action that, Directly or Indirectly, would
obligate Buyer or the Company or any Subsidiary, to anyone acting as broker,
finder, financial advisor or in any similar capacity in connection with this
Agreement or any of the transactions contemplated hereby.

4.23 Bank Accounts.

SCHEDULE 4.23 of the Disclosure Schedule contains a true and complete list of
(a) the names and locations of all banks, trust companies, securities brokers
and other financial institutions at which the Company or any Subsidiary has an
account or safe deposit box or maintains a banking, custodial, trading or other
similar relationship, (b) a true and complete list and description of each such
account, box and relationship and (c) the name of every Person authorized to
draw thereon or having access thereto.

4.24 Disclosure.

No representation or warranty by Sellers in this Agreement, in any documents or
papers furnished to Buyer or any its representatives by or on behalf of Sellers

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and/or Company, pursuant to this Agreement or any statement contained in the Disclosure Schedule or any certificates delivered hereunder contains or will contain any untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein in light of the circumstances under which it was made, not false or misleading. All copies of contracts, agreements and other documents made available to Buyer or any of its representatives pursuant hereto are complete and accurate.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants as follows:

5.1 Organization and Qualification.

Buyer is duly organized, validly existing and in good standing in its jurisdiction of organization.

5.2 Authority.

Buyer has all requisite power and authority to execute and deliver this Agreement and to perform, carry out and consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and constitutes its legal, valid and binding obligation, enforceable against Buyer in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws relating to or affecting the rights of creditors generally, or by general equitable principles.

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5.3 Certain Proceedings.

There is no action, suit, inquiry, proceeding or investigation of any kind or
nature whatsoever, by or before any court or Governmental Entity or other
regulatory or administrative agency or commission or tribunal pending against or
involving Buyer that challenges, or may have the effect of preventing, delaying,
making illegal, or otherwise interfering with, any of the transactions
contemplated by this Agreement. To Buyer's knowledge, no such action, suit,
inquiry, proceeding or investigation has been threatened.

5.4 Finders.

Neither Buyer nor any of its Affiliates has taken any action that, Directly or
Indirectly, would obligate any of the Sellers to pay a fee to anyone acting as a
broker, finder, financial advisor or in any similar capacity in connection with
this Agreement or any of the transactions contemplated hereby.

5.5 Funds.

Buyer has funds available to consummate the transactions contemplated hereby.

ARTICLE VI

COVENANTS

6.1 Conduct of Business of Company.

Except as set forth on SCHEDULE 6.1, from the date hereof and until the Closing
Date, except as contemplated by this Agreement or expressly consented to by an
instrument in writing signed by Buyer, Sellers will cause the Company and each
Subsidiary to: (i) conduct its business and operations only in the ordinary
course, consistent with past practice, (ii) maintain and preserve its Properties
in good repair, order and condition, including, without limitation, performing,
in a manner and on a basis consistent with past practice, all periodic
maintenance and necessary reconditioning, (iii) preserve its business operations
and organizations intact, (iv) keep available the services of its current

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officers, managers and satisfactorily performing Employees, (v) preserve its current advantageous business relationships, including, without limitation, the goodwill of its customers and suppliers and others having business relationships with it, (vi) pay when due, all accounts payable, (vii) not grant any increase in the rate or terms of compensation payable, or to become payable to any of its directors, officers, managers or key Employees; (viii) not grant any increase in the rate or terms of any Employee Benefit Plan payment or arrangement; (ix) not enter into any agreement or make any other commitment involving an amount in excess of $25,000; (x) not, Directly or Indirectly, redeem, purchase or otherwise acquire any of its shares of capital stock or authorize any stock split or recapitalization, and (xi) not declare or pay any dividend. Without limiting the generality of the foregoing, and, except as contemplated in this Agreement, prior to the Closing Date, Sellers will use all commercially reasonable efforts to cause the Company and each Subsidiary not take any action which would result in the incorrectness as of the Closing Date of any representation and warranty contained in ARTICLE IV without the prior written consent of Buyer.

6.2 Company Records.

Prior to the Closing Date, Sellers shall cause the Company and each Subsidiary to afford Buyer, its attorneys, accountants and representatives, free and full access to the Company and each Subsidiary and its business, books, records and Employees, and shall provide to and cause the Company and each Subsidiary to provide Buyer and its representatives such additional financial and operating data and other information as Buyer shall from time to time reasonably request.

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6.3 Filings and Authorizations.

The Sellers and Buyer, as promptly as practicable, (i) shall make, or cause to be made, all such filings and submissions under laws, rules and regulations applicable to him, or it or his, or its Affiliates, as may be required to consummate the transactions contemplated herein, in accordance with the terms of this Agreement, (ii) shall use all commercially reasonable best efforts to obtain, or cause to be obtained, all authorizations, approvals, consents and waivers from all governmental and non-governmental Persons necessary to be obtained by him, or it or his, or its Affiliates, in order to consummate the transactions contemplated herein, and (iii) shall use all commercially reasonable efforts to take, or cause to be taken, all other actions necessary, proper or advisable in order for him, or it to fulfill his, or its obligations hereunder. The Sellers and Buyer shall coordinate and cooperate with one another in exchanging such information and supplying such reasonable assistance as may be reasonably requested by each in connection with the foregoing.

6.4 Discussions with Others.

From the date hereof until the Closing Date, no Seller will, and Sellers shall cause the Company, each Subsidiary and each of their respective officers, directors, Employees or representatives not to, solicit or enter into discussions or negotiations with any party other than Buyer or encourage, facilitate, initiate or participate in any discussions with any party other than Buyer, with regard to a purchase and sale of any portion of the capital stock of the Company or any Subsidiary, any material portion of the assets of the Company or any Subsidiary or any merger or consolidation of the Company or any Subsidiary with any third party.

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6.5 Further Assurances.

The parties hereto shall from time to time after the Closing Date execute and
deliver such additional instruments and documents, as any party hereto may
reasonably request to consummate the transfers and other transactions
contemplated hereby.

6.6 Release of Claims.

Effective as of the Closing, each Seller hereby releases and forever discharges
the Company and each Subsidiary and their respective officers, directors,
shareholders and Affiliates, from any and all actions, causes of action, suits,
debts, accounts, claims, contracts, demands, agreements, controversies,
judgments, obligations, damages and liabilities of any nature whatsoever in law
or in equity, whether currently known or unknown, suspected or claimed, whether
pursuant to contract, statute or otherwise, in each case, arising out of events
occurring on or prior to the Closing; provided, however, that each Seller does
not release or discharge the Company or the Subsidiaries or Buyer from any
obligation to which the Company, such Subsidiary or Buyer, as the case may be,
has under this Agreement or any employment agreement, entered into at or after
the Closing.

6.7 Covenant of Buyer.

Buyer agrees that it will not dissolve, liquidate or merge the Company out of
existence or enter into any non-liquidating corporate reorganization during the
earn-out period (i.e., through December 31, 2007) without the prior written
consent of the Sellers (which shall not be unreasonably withheld or delayed),
unless required by law. Furthermore, Buyer agrees that at all times until
December 31, 2008, (i) the Company's business and operations shall be conducted
in the ordinary course, consistent with past practice and in accordance with the
law; and (ii) Buyer shall at all times be able to separately calculate the gross
profit of the Company in a manner consistent with past practices.

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ARTICLE VII

RESTRICTIVE COVENANTS

7.1 Non-Competition of Sellers.

Each Seller agrees that for the period commencing on the Closing Date and
expiring on the later of (x) the fifth anniversary of the Closing Date and, (y)
subject to the terms and condition of each Seller's Employment Agreement, the
second anniversary of the first date in which such Seller is no longer employed
by the Company, any Subsidiary or any of their Affiliates, such Seller will not,
nor will any of his respective Affiliates, without the prior written consent of
Buyer, Directly or Indirectly, or by action in concert with others, own, manage,
operate, join, control, finance or participate in, or participate in the
ownership, management, operation, control or financing of, or be connected as a
principal, agent, representative, consultant, employee, investor, owner,
partner, manager, joint venturer or otherwise with, or permit his name to be
used by or in connection with, any business, enterprise or other entity engaged
anywhere in the United States, in or in competition with (i) any business or
operations of the Company or any Subsidiary or any of their Affiliates as of the
Closing Date and (ii) any business or operations of the Company or any
Subsidiary or any of their Affiliates prior to the termination of such Seller's
employment; provided, however, that this Agreement shall not prevent the
beneficial ownership for investment purposes of 2% or less of any class of
equity securities of any such Person which are registered under Section 12 of
the Exchange Act.

7.2 Non-Solicitation of Employees.

Each Seller agrees that for the period commencing on the Closing Date and
expiring on the later of (x) the fifth anniversary of the Closing Date and, (y)
subject to the terms and condition of each Seller's Employment Agreement, the
second anniversary of the first date in which such Seller is no longer employed

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by the Company, any Subsidiary or any of their Affiliates, such Seller will not, nor will any of his Affiliates, without the written consent of Buyer, Directly or Indirectly, for their own account or on behalf of any other Person, hire any person who is an officer or key Employee of the Company or any Subsidiary or any of their Affiliates, or induce or attempt to induce any such officer or key Employee to leave his or her employment with the Company or any Subsidiary or any of their Affiliates.

        7.3 Non-Solicitation or Interference with Customers, and
        ----
        Suppliers.

Each Seller agrees that for the period commencing on the Closing Date and expiring on the later of (x) the fifth anniversary of the Closing Date and, (y) subject to the terms and condition of each Seller's Employment Agreement, the second anniversary of the first date in which such Seller is no longer employed by the Company, any Subsidiary or any of their Affiliates, such Seller will not, nor shall any of his respective Affiliates, without the written consent of Buyer, Directly or Indirectly, for their own account or on behalf of any other Person, solicit, divert, take away or attempt to take away any of the customers, or suppliers of the Company or any Subsidiary or any of their Affiliates or the business or patronage of any such customers, or suppliers or in any way interfere with, disrupt or attempt to disrupt any relationships existing prior to termination of such Seller's employment, between the Company or any Subsidiary or any of their Affiliates and any of their respective customers, subcontractors and suppliers or other Persons with whom it deals, or contact or enter into any business transaction with any such customers, subcontractors and suppliers or other Persons for any purpose.

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7.4 Confidential Information.

No Seller nor any of his Affiliates shall at any time use or disclose to or for
the benefit of any Person other than Buyer, the Company or the Subsidiaries, any
information, knowledge or data relating to the business of the Company or any
Subsidiary (including, without limitation, information relating to accounts,
financial dealings, transactions, trade secrets, intangibles, customer lists,
pricing lists, processes, plans and proposals), whether or not marked or
otherwise identified as confidential or secret.

7.5 Acknowledgments.

Each Seller acknowledges that, in view of the nature of the business of the
Company and the Subsidiaries and the business objectives of Buyer in entering
into this Agreement and the transactions contemplated hereby, the restrictions
contained in this ARTICLE VII are reasonably necessary to protect the legitimate
business interests of Buyer, the Company and the Subsidiaries and that any
violation of such restrictions will result in irreparable injury to Buyer, the
Company and the Subsidiaries for which damages will not be an adequate remedy.
Each Seller therefore acknowledges that, if any such restrictions are violated,
Buyer and/or the Company, the Subsidiaries and any of their Affiliates shall be
entitled to preliminary and injunctive relief against such Seller as well as to
an equitable accounting of earnings, profits and other benefits arising from
such violation. Sellers agree that the periods of time in this ARTICLE VII shall
be computed by excluding from such computation any time during which Sellers are
in violation of any provision of this ARTICLE VII.

ARTICLE VIII

CONDITIONS TO CLOSING

8.1 Conditions Precedent to Obligations of Buyer.

The obligation of Buyer under this Agreement to consummate the transactions
contemplated by this Agreement on the Closing Date shall be subject to the
satisfaction, at or prior to the Closing Date, of all of the following
conditions, any one or more of which may be waived by Buyer:

(a) Representations and Warranties Accurate. The representations and warranties of the Sellers contained in this Agreement which are qualified as to materiality shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects.

(b) Performance by Sellers. Each of the Sellers shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by him hereunder on or prior to the Closing Date.

(c) Consents. All Consents required in connection with the consummation of the transactions contemplated by this Agreement and the Closing (including those set forth on EXHIBIT 8.1(C) hereto) shall have been duly obtained, made or given and shall be in full force and effect, without the imposition upon Buyer, its Affiliates or the Business of any condition, restriction or required undertaking.

(d) No Legal Prohibition. No suit, action, investigation, inquiry or other proceeding by any Governmental Entity or other Person shall have been instituted or threatened which arises out of or relates to this Agreement, or the transactions contemplated hereby and no injunction, order, decree or judgment shall have been issued and be in effect or threatened to be issued by any Governmental Entity of competent jurisdiction, and no statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity and be in effect, which in each case restrains or prohibits the consummation of the transactions contemplated hereby.

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(e) Certificate. Buyer shall have received a certificate, dated the Closing Date, signed by each of the Sellers to the effect that the conditions set forth in SECTIONS 8.1(A), 8.1(B), 8.1(C) and 8.1(K) have been satisfied.

(f) Opinion of Counsel for Sellers. Buyer shall have received an opinion, dated the Closing Date, from Berliner Cohen, counsel to the Sellers, having terms and conditions reasonably acceptable to Buyer.

(g) No Material Adverse Change. No material adverse change shall have occurred in the business or prospects of the Company and no other event, loss, damage, condition or state of facts of any kind shall exist which has a Material Adverse Effect or can reasonably be expected to have a Material Adverse Effect.

(h) Execution of Employment Agreements. Buyer and/or one of its Affiliates, on the one hand, and Robert Adzich and David Hnatek, on the other, shall have executed and delivered employment agreements substantially in the form annexed hereto as EXHIBIT 8.1(H)(1) and EXHIBIT 8.1(H)(2), respectively.

(i) Due Diligence. There shall have been a satisfactory due diligence investigation by Buyer, and its agents, as determined in Buyer's sole discretion, of the financial, operating and business affairs and prospects of the business.

(j) Indebtedness. All Indebtedness shall be repaid in full at the Closing.

(k) Employee Bonus Plans. All bonus, stock option, phantom stock or other plans or arrangements shall have been terminated in full with no post-Closing liability to the Company, the Subsidiaries or Buyer.

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       (l) Delivery of Shares. Sellers shall have delivered to Buyer the Shares free and clear of all Encumbrances.

       (m) Certificate of Non-Foreign Status. Each Seller shall deliver to Buyer a certificate of non-foreign status as provided for in Treasury Regulations section 1.1445-2(b)(2).

       (n) Execution of Escrow Agreement. La Salle Bank, Buyer and Sellers shall have executed and delivered an Escrow Agreement having terms and conditions reasonably acceptable to Buyer.

       (o) Additional Documents, etc. There shall have been delivered to Buyer each of the agreements, documents, certificates and other items set forth on SCHEDULE 8.1(N) of this Agreement to be delivered by Buyer.

       8.2 Conditions Precedent to Obligations of Sellers.

The obligations of the Sellers under this Agreement to consummate the transactions contemplated by this Agreement on the Closing Date shall be subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived by Sellers.

       (a) Representations and Warranties Accurate. The representations and warranties of Buyer contained in this Agreement which are qualified as to materiality shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

(b) Performance by Buyer. Buyer shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by it hereunder on or prior to the Closing Date.

(c) No Legal Prohibition. No suit, action, investigation, inquiry or other proceeding by any Governmental Entity or other Person shall have been instituted or threatened which arises out of or relates to this Agreement or the transactions contemplated hereby and no injunction, order, decree or judgment shall have been issued and be in effect or threatened to be issued by any Governmental Entity of competent jurisdiction, and no statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity and be in effect, which in each case restrains or prohibits the consummation of the transactions contemplated hereby.

(d) Certificate. The Sellers shall have received a certificate, dated the Closing Date, signed on behalf of Buyer by an officer of Buyer, to the effect that the conditions set forth in SECTIONS 8.2(A), 8.2(B) and 8.2(C) have been satisfied.

(e) Additional Documents, etc. There shall have been delivered to the Sellers each of the agreements, documents and other items set forth on SCHEDULE 8.1(E) of this Agreement to be delivered to the Sellers.

ARTICLE IX

INDEMNIFICATION

9.1 Survival of Representations and Warranties.

All representations and warranties contained in ARTICLES IV and V shall survive the Closing and shall remain in full force and effect until the last day of the eighteenth month immediately following the Closing Date; provided, however, (x) that the representations and warranties contained in SECTIONS 4.2, 4.16 and 4.17 shall remain in full force and effect until 60 days after the expiration of the

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applicable statute of limitations; (y) that the representations and warranties contained in SECTIONS 4.8 shall remain in full force and effect until 120 days after the expiration of the applicable statute of limitations; (z) and the representations and warranties contained in the first sentence of SECTION 4.1 and in SECTION 4.3 shall remain in full force and effect indefinitely; provided, further, that any representation, warranty, covenant or agreement that would otherwise terminate in accordance with this Section 9.1 will continue to survive with respect to any Claim if a notice shall have been timely given under this Agreement on or prior to such termination date, until the related Claim for indemnification has been satisfied or otherwise resolved..

          9.2 Indemnification by Sellers.

From and after the Closing, Sellers shall jointly and severally indemnify and hold Buyer, its Affiliates, the Company, the Subsidiaries and their respective directors, officers, employees, shareholders, members, partners, agents, successors and assigns (collectively "BUYER CLAIMANTS" and individually "BUYER CLAIMANT") harmless from and defend each of them from and against any and all demands, claims, actions, liabilities, losses, costs, damages or expenses whatsoever including, without limitation, reasonable attorneys' fees and expenses (and costs and reasonable attorneys' fees in respect of any suit to enforce this provision) (collectively, "CLAIMS") asserted against, imposed upon or incurred by Buyer Claimants resulting from or arising out of (i) any alleged inaccuracy or breach of any representation or warranty of the Sellers contained herein; (ii) any Claims against Buyer Claimants by any third party or governmental entity or agency relating to any violation of federal, state or agency law, rule or regulation with respect to any wage and hour law or employment law; (iii) any breach of any covenant or obligation of any of the Sellers contained herein. The Buyer Claimants' right to indemnification shall not be limited or affected in any way by any pre-Closing investigation by Buyer.

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Sellers shall not be required to indemnify a Buyer Claimant under clause (i) of the first sentence of this SECTION 9.2 unless the aggregate cumulative sum of all amounts for which indemnity would otherwise be due under clause (i) of the first sentence of this SECTION 9.2 exceeds $200,000, in which case Sellers shall only be responsible for such excess. In addition, the maximum aggregate liability of Sellers for indemnification under clause (i) of the first sentence of this SECTION 9.2 shall not exceed the 30% of the total Purchase Price. The limitations set forth in the immediately two preceding sentences shall not apply to Claims arising from any inaccuracy or breach of the representations or warranties contained in the first sentence of SECTION 4.1 and in SECTIONS 4.3, or 4.16; provided, however, that any such Claims will be limited to the total Purchase Price.

                    9.3 Indemnification by Buyer.

From and after the Closing, Buyer shall indemnify and hold Sellers, their Affiliates and their agents, successors and assigns (collectively "SELLER CLAIMANTS" and individually "SELLER CLAIMANT") harmless from and defend each of them from and against any and all Claims asserted against, imposed upon or incurred by the Seller Claimants resulting from or arising out of (i) any inaccuracy or breach of any representation or warranty of Buyer contained herein; and (ii) any breach of any covenant or obligation of Buyer contained herein. Buyer shall not be required to indemnify a Seller Claimant under clause (i) of the first sentence of this SECTION 9.3 unless the aggregate cumulative sum of all amounts for which indemnity would otherwise be due under clause (i) of the first sentence of this SECTION 9.3 exceeds $200,000, in which case Buyer shall only be responsible for such excess. In addition, Buyer's aggregate maximum liability for indemnification under clause (i) of the first sentence of this SECTION 9.3 shall not exceed 30% of the total Purchase Price.

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9.4 Terms and Conditions of Indemnification.

The respective obligations and liabilities of Sellers and Buyer to indemnify
pursuant to this ARTICLE X shall be subject to the following terms and
conditions:

(a) The party seeking indemnification (the "CLAIMANT")
must give the other party or parties, as the case may be (the "Indemnitor"),
prompt written notice of any such Claim. The Claimant's failure to give prompt
notice, however, shall not serve to eliminate or limit the Claimant's right to
indemnification hereunder except to the extent such failure materially
prejudices the rights of the Indemnitor.

(b) The respective obligations and liabilities of Sellers
and Buyer to indemnify pursuant to this ARTICLE IX in respect of any Claim by a
third party shall be subject to the following additional terms and conditions:

(i) The Indemnitor shall have the right to undertake,
by counsel or other representatives of its own choosing reasonably satisfactory
to Claimant, the defense, compromise, and settlement of such Claim.

(ii) In the event that the Indemnitor shall elect not
to undertake such defense, or within ten days after notice of any such Claim
from the Claimant shall fail to defend, the Claimant shall have the right to
undertake the defense, compromise or settlement of such Claim, by counsel or
other representatives of its own choosing, on behalf of and for the account and
risk of the Indemnitor.

(iii) Notwithstanding anything in this SECTION 9.4 to
the contrary, (A) if there is a reasonable probability that a Claim may
materially and adversely affect the Claimant other than as a result of money
damages or other money payments, the Claimant shall have the right, to
participate in the defense, compromise or settlement of the Claim, (B) the

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Indemnitor shall not, without the Claimant's written consent, settle or
compromise any Claim or consent to entry of any judgment which does not include
as an unconditional term thereof the giving by the claiming party or the
plaintiff to the Claimant of a release from all liability in respect of such
Claim, and (C) in the event that the Indemnitor undertakes defense of any Claim,
the Claimant by counsel or other representative of its own choosing and at its
sole cost and expense, shall have the right to consult with the Indemnitor and
its counsel or other representatives concerning such Claim and the Indemnitor
and the Claimant and their respective counsel or other representatives shall
cooperate with respect to such Claim, subject to the execution and delivery of a
mutually satisfactory joint defense agreement.

                9.5 Qualifications.

Notwithstanding anything to the contrary in this Agreement, for purposes of the
indemnification provisions in this ARTICLE IX, the determination of (i) whether
any representation warranty or covenant has been breached and (ii) the amount of
any Damages shall be made without giving effect to any "Material Adverse Effect"
qualification or any materiality or similar qualification contained in the
representations, warranties, covenants or agreements herein.

                            ARTICLE X

                            TAX MATTERS

                10.1 Tax Payments.

                (a) Sellers shall pay all Taxes payable with respect to
the Company and each Subsidiary for all periods ending on or prior to the
Closing Date or the portion of a period up to the Closing Date that includes
(but does not end on) the Closing Date, including all Taxes (i) imposed on or
payable by the Company and each Subsidiary with respect to any taxable period or
portion thereof that ends on or before the Closing Date, (ii) imposed on or

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payable by the Company and each Subsidiary under Treasury Regulation 1.1502-6 (or any similar state, local or foreign law) by reason of the Company or any Subsidiary having been included in any consolidated, affiliated, combined or unitary group, and (iii) relating to any payments required to be made after the Closing Date under any Tax indemnity, Tax sharing or Tax allocation agreement (whether or not in writing) entered into prior to the Closing Date.

(b) To the extent not otherwise provided for under applicable law, Taxes attributable to the taxable year or period of the Company or any Subsidiary beginning on or before and ending after the Closing Date, shall be apportioned to the period ending on the Closing Date and to the period beginning on the day after the Closing Date by means of a closing of the books and records of the Company and the Subsidiaries as of the close of business on the Closing Date. To the extent not susceptible to such allocation, then Taxes shall be apportioned on the basis of elapsed days unless such Tax is transaction-based, in which case such Tax shall be apportioned to the period in which the related transaction occurred/occurs.

(c) Buyer shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and the Subsidiaries for all periods ending on or prior to the Closing Date which are filed after the Closing Date. A reasonable time before any such Tax Return is due to be filed, Buyer shall provide a draft to Sellers for review by Sellers. If Sellers disagree with any item on the return, Buyer and Sellers shall confer and seek to reach agreement, and, if they cannot agree, the matter shall be referred to Independent Auditor, and the decision of the Independent Auditor shall be final and binding on Buyer and Sellers. The cost of the Independent Auditor shall be paid by the party whose aggregate estimate of the disputed amount or amounts, as the case may be, differs most greatly from the determination of the Independent Auditor.

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(d) Buyer, the Company, the Subsidiaries and Sellers shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party's request and at the expense of the requesting party) the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Company, Sellers, and Buyer agree (A) to retain all books and records with respect to Tax matters pertinent to the Company and the Subsidiaries relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations (and, to the extent notified by Buyer or Sellers, any extensions thereof) of the respective taxable periods, and to abide by all reasonable record retention agreements entered into with any taxing authority, and (B) to give the other party reasonable written notice prior to destroying or discarding any such books and records and, if the other party so requests. The Company, the Subsidiaries or Sellers, as the case may be, shall allow the other party to take possession of such books and records. Buyer and Sellers further agree, upon request, to use their best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

(e) All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid 50% by Sellers and 50% by Buyer when due, and Buyer shall file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.

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10.2 Audits.

(a) Except as otherwise provided in this ARTICLE X, with respect to any issue that may affect the Tax liabilities of the Company or any Subsidiary for taxable periods ending on or prior to the Closing Date, each of Buyer and Sellers shall promptly notify the other in writing within ten (10) Business Days from its receipt of notice of (i) any pending Tax audits or assessments of the Company or any Subsidiary, and (ii) any pending Tax audits or assessments of any of Sellers relating to the Company or any Subsidiary.

(b) Sellers shall have the right to represent the interests of the Company and any Subsidiary in any Tax audit or administrative or court proceeding to the extent relating to Taxes pertaining to periods preceding the Closing Date, and to employ counsel (reasonably satisfactory to Buyer) of its choice at the expense of the Sellers, provided that Sellers shall (i) provide Buyer with all notices from, and correspondences with, any taxing authority, keep Buyer informed and consult with Buyer with respect to any issue relating to such audit or proceeding and permit Buyer to participate therein, and (ii) take no action that may have an effect on the Company, any Subsidiary or Buyer without the prior written consent of Buyer. Notwithstanding the preceding sentence, Buyer shall have the right to represent the interests of the Company and/or any Subsidiary in any Tax audit or administrative or court proceeding for which Sellers fail or elect not to represent the interests of the Company and/or such Subsidiary, and to employ counsel of its choice at Sellers' expense. Buyer and Sellers shall cooperate, and Buyer shall cause the Company and the Subsidiaries to cooperate with Sellers with respect to any Tax audit or administrative or court proceeding relating to Taxes referred to in the first sentence of this SECTION 10.2(B); provided that the party requesting said assistance shall pay any out-of-pocket costs and expenses incurred by the party providing such assistance.

<PAGE>

10.3 Section 338 Elections; Election Allocations.

(a) Sellers agree to join with Buyer in making an
election under Section 338(h)(10) of the Code (and at Buyer's request, any
corresponding elections under state, local or foreign law, or elections
corresponding to Section 338(g) of the Code and corresponding elections under
state, local or foreign law) with respect to the Company and any of its
Subsidiaries based on the allocations of Purchase Price set forth in SCHEDULE
10.3(A). Sellers will pay any Taxes resulting from the making of the Section
338(h)(10) Elections.

(b) At the Closing, Sellers will deliver to Buyer an IRS
Form 8023, and any similar form provided under state, local or foreign law,
reflecting each Section 338(h)(10) election, each fully executed by Sellers. As
reasonably requested from time to time by Buyer (whether before, at or after the
Closing), Sellers shall assist and provide the necessary information to Buyer in
connection with the preparation of any form or document required to effect a
valid and timely Section 338(h)(10) Election, including IRS Form 8883, any
similar form under state, local or foreign law and any schedules or attachments
thereto (collectively, "Section 338 Forms"). Upon delivery of any Section 338
Form by Buyer to Sellers, Sellers shall duly and promptly execute such form and
deliver it to Buyer. If Buyer determines that any change is to be made in a
Section 338 Form previously executed and delivered to Buyer, then Buyer may
prepare a new Section 338 Form and deliver such new Section 338 Form to Sellers
and Sellers shall duly and promptly execute such form and deliver it to Buyer.

ARTICLE XI

MISCELLANEOUS

11.1 Termination.

This Agreement may be terminated, and the transactions contemplated herein may
be abandoned:

76

<PAGE>

                    (a) any time before the Closing, by mutual written
agreement of the Sellers and Buyer;

                    (b) any time before the Closing, by the Sellers, on the
one hand, and Buyer, on the other hand, (i) in the event of a material breach
hereof by any non-terminating party if such non-terminating party fails to cure
such breach within five (5) Business Days following notification thereof by the
terminating party or (ii) upon notification to the non-terminating party by the
terminating party that the satisfaction of any condition to the terminating
party's obligations under this Agreement becomes impossible or impracticable
with the use of commercially reasonable efforts if the failure of such condition
to be satisfied is not caused by a breach hereof by the terminating party; or

                    (c) any time after August 15, 2007 by the Sellers, on the
one hand, and Buyer, on the other hand, upon notification to the non-terminating
party by the terminating party if the Closing shall not have occurred on or
before such date and such failure to consummate is not caused by a breach of
this Agreement by the terminating party.

                    11.2 Effect of Termination.

If this Agreement is validly terminated pursuant to SECTION 11.1, this Agreement
will forthwith become null and void, and there will be no liability or
obligation on the part of any party (or any of their respective officers,
directors, employees, partners, agents or other representatives or Affiliates),
except as provided in the next succeeding sentence and except that the
provisions with respect to expenses in SECTION 11.3 and public and private
announcements in SECTION 11.14 will continue to apply following any such
termination. Notwithstanding any other provision in this Agreement to the

<PAGE>

contrary, upon termination of this Agreement pursuant to SECTION 11.1(B) or
SECTION 11.1(C), the Sellers will remain liable to Buyer for any breach of this
Agreement by any of the Sellers existing at the time of such termination, and
Buyer will remain liable to the Sellers for any breach of this Agreement by
Buyer existing at the time of such termination, and the Sellers, on the one
hand, or Buyer, on the other hand, may seek such remedies, including damages and
fees of attorneys, against the other with respect to any such breach as are
provided in this Agreement or as are otherwise available at law or in equity.

    11.3 Expenses.

Each party hereto shall each pay its own legal, accounting, due diligence and
finders expenses incurred in connection with this Agreement and the transactions
contemplated hereby and Sellers shall pay all such expenses of the Company.

    11.4 Amendment.

This Agreement may not be modified, amended, altered or supplemented except by a
written agreement executed by Buyer and Sellers.

    11.5 Entire Agreement.

This Agreement, together with the Exhibits and Schedules hereto and the
instruments and other documents delivered pursuant to this Agreement, contain
the entire agreement of the parties relating to the subject matter hereof, and
supersede all prior agreements, understandings, representations, warranties and
covenants of any kind between the parties. All others are specifically waived.

11.6 Waivers.

Waiver by any party of any breach of or failure to comply with any provision of
this Agreement by the other party shall not be construed as, or constitute, a
continuing waiver of such provision, or a waiver of any other breach of, or
failure to comply with, any other provision of this Agreement. No waiver of any
such breach or failure or of any term or condition of this Agreement shall be
effective unless in a written notice signed by the waiving party and delivered,
in the manner required for notices generally, to each affected party.

11.7 Notices.

All notices and other communications hereunder shall be validly given or made if
in writing, (i) when delivered personally (by courier service or otherwise),
(ii) when sent by telecopy, or (iii) when actually received if mailed by
first-class certified or registered United States mail or recognized overnight
courier service, postage-prepaid and return receipt requested, and all legal
process with regard hereto shall be validly served when served in accordance
with applicable law, in each case to the address of the party to receive such
notice or other communication set forth below, or at such other address as any
party hereto may from time to time advise the other parties pursuant to this
Subsection:

                        If to any Seller:

                        Robert Adzich
                        10164 Carmen Road
                        Cupertino, CA 95014
                        Telephone: 408-446-3122

                        and

                        David Hnatek
                        552 Lynwood Drive
                        Encinitas, CA 92024
                        Telephone: 760-230-1565

                                79

<PAGE>

                              With a copy to:

                              Berliner Cohen
                              Ten Almaden Boulevard, Eleventh Floor
                              San Jose, CA 95113
                              Telephone: 408-938-2405 (Direct Line)
                              Telecopier: 408-998-5388
                              Attention: Michael Violanti, Esq.

                              If to Buyer:
                              Cross Country Healthcare, Inc.
                              6551 Park of Commerce Boulevard, N.W.
                              Boca Raton, Florida 33487
                              Telephone: (800) 440-5790
                              Telecopier: (800) 565-9774
                              Attention: General Counsel

              11.8 Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall
be deemed to be an original, but all of which together shall constitute one and
the same document.

              11.9 Governing Law.

This Agreement shall be governed by and construed in accordance with the
internal laws of the State of Delaware applicable to agreements made and to be
performed entirely within such State, without regard to the conflicts of law
principles of such State. Each of the parties hereto hereby irrevocably waives
personal service of process and consents to service of process by certified or
registered mail, return receipt requested addressed to such party at its address
set forth in Section 11.7. Each of the parties hereto hereby consents to the
exclusive jurisdiction of the United States District Court in Delaware and of
any Delaware state court for the purposes of all legal proceedings arising out
of or relating to this Agreement or the transactions contemplated hereby. Each
party hereto irrevocably waives, to the fullest extent permitted by law, any
objection which he or it may now or hereafter have to the laying of venue in any

such court or that any such proceeding which is brought in accordance with this Section has been brought in an inconvenient forum. Subject to applicable law, process in any such proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Nothing herein shall affect the right of any party to serve legal process in any other manner permitted by law or at equity or to enforce in any lawful manner a judgment obtained in one jurisdiction in any other jurisdiction. Sellers agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

11.10 Binding Effect; Third Party Beneficiaries; Assignment.

This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective legal representatives, successors and permitted assigns. Except as expressly set forth herein, nothing expressed or referred to in this Agreement is intended or shall by construed to give any Person other than the parties to this Agreement, or their respective legal representatives, successors and permitted assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. None of the parties may assign this Agreement nor any of its rights hereunder, other than any right to payment of a liquidated sum, nor delegate any of its obligations hereunder, without the prior written consent of the other parties, except that Buyer may assign its rights under this Agreement to any Affiliate or to any Person providing financing for the transaction contemplated hereby.

11.11 Severability.

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof, and any such

<PAGE>

prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction, and any such provision, to the extent invalid or unenforceable, shall be replaced by a valid and enforceable provision which comes closest to the intention of the parties underlying such invalid or unenforceable provision.

11.12 Headings; Interpretation.

The headings contained in this Agreement are for reference purposes only and shall not modify define, limit, expand or otherwise affect in any way the meaning or interpretation of this Agreement. The use of any gender herein shall be deemed to be or include the other genders and the use of the singular herein shall be deemed to be or include the plural (and vice versa), wherever appropriate.

11.13 No Agency.

No party hereto shall be deemed hereunder to be an agent of, or partner or joint venturer with, any other party hereto.

11.14 Public and Private Announcements.

Prior to Closing, neither Buyer nor Sellers will issue or cause the publication of any press release or otherwise make any public and/or private statement with respect to the transactions contemplated hereby without the prior written consent of the parties hereto, provided, that any party hereto may make a public and/or private announcement to the extent required by law, judicial process or the rules, regulations or interpretations of the Securities and Exchange Commission or any national securities exchange.

11.15 Intentionally Deleted.

<PAGE>

11.16 Knowledge.

For the purposes of this Agreement, the terms "knowledge of the Sellers" or
words of like import mean the knowledge after due inquiry into the subject
matter of such representations, warranty or other statement and reasonable
investigation of (i) any Seller, (ii) any of the current officers, directors and
members of the Company or the Subsidiaries and (iii) any other Person who has
responsibility with respect to the relevant subject matter.

11.17 Accounting Terms.

Any accounting terms used in this Agreement shall, unless otherwise defined in
this Agreement, have the meaning ascribed thereto by GAAP.

11.18 Interpretation.

In this Agreement, unless a contrary intention appears, (i) the words "herein",
"hereof" and "hereunder" and other words of similar import refer to this
Agreement as a whole and not to any particular Article, Section or other
subdivision, and to any certificates delivered pursuant hereto; and (ii)
reference to any Article or Section means such Article or Section hereof.

[SIGNATURES ON FOLLOWING PAGE

<PAGE>

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ Victor Kalafa
    Name: Victor Kalafa
    Title: VP of Corporate Development

CLINFORCE, LLC

By: /s/ Anthony Sims
    Name: Anthony Sims
    Title: President

/s/ Robert Adzich

Robert Adzich

/s/ David Hnatek

 David Hnatek

84



EXHIBIT 99.1

NEWS

FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE ANNOUNCES SECOND QUARTER 2007 EARNINGS RELEASE DATE AND CONFERENCE CALL INFORMATION

BOCA RATON, Fla. – July 9, 2007 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) will hold its quarterly conference call to discuss its second quarter 2007 financial results on Wednesday, August 8, 2007, at 10:00 a.m. Eastern Time. The Company intends to distribute its earnings press release after the close of business on Tuesday, August 7, 2007.

This call will be webcast live by CCBN/Thomson Financial and can be accessed at the Company's website at www.crosscountry.com or by dialing 888-456-0278 from anywhere in the U.S. or by dialing 210-234-0001 from non-U.S. locations – Passcode: Cross Country. A replay of the webcast will be available from August 8th through August 22nd. A replay of the conference call will be available by telephone from approximately noon Eastern Time on August 8th until August 22nd by calling 800-890-3519 from anywhere in the U.S. or 402-220-4870 from non-U.S. locations.

The webcast will also be distributed over Thomson Financial's Investor Distribution Network to both institutional and individual investors. Investors can listen to the call through Thomson Financial's individual investor center at www.companyboardroom.com or by visiting any of the investor sites in Thomson Financial's Individual Investor Network. Institutional investors can access the call via Thomson Financial/CCBN's password-protected event management site, StreetEvents (www.streetevents.com).

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States as well as a provider of human capital management services. The Company has a national client base of approximately 4,000 hospitals, pharmaceutical companies and other healthcare providers. Copies of this and other news releases as well as additional information about Cross Country can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate website to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com

EXHIBIT 99.2



NEWS

FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE ANNOUNCES AGREEMENT
TO ACQUIRE ASSENT CONSULTING

BOCA RATON, Fla. – July 13, 2007 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) announced today that its ClinForce subsidiary has entered into a definitive agreement to acquire all of the shares of privately-held Assent Consulting for $19.6 million in cash, plus an earn-out provision up to a maximum of $4.9 million based on 2007 and 2008 performance criteria. This transaction is subject to the finalization of due diligence and certain closing conditions. The Company anticipates closing this transaction within the next 30 days. Cross Country Healthcare will finance this transaction using its revolving credit facility. The Company expects this acquisition to be modestly accretive to its 2007 earnings.

Headquartered in Cupertino, California, Assent Consulting primarily provides highly qualified clinical research, biostatistics and drug safety professionals nationwide to companies in the pharmaceutical and biotechnology industries. In 2006, Assent Consulting had revenue of $13.2 million and adjusted EBITDA of $2.6 million.

"We believe this acquisition will expand our domestic geographic coverage to the West Coast and substantially enhance our capabilities to provide clinical research services to the biotechnology market," said Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc. "Upon the close of this transaction, we estimate our annual pro forma revenue in 2007 from our clinical research services to be approximately $100 million. This sector of the healthcare staffing market remains highly fragmented and we expect to continue seeking additional acquisition opportunities to complement our organic growth," added Mr. Boshart.

"ClinForce is an outstanding organization with expansive vision, resources and strong market leadership, positioned to further assist us with our rapid growth at Assent Consulting. Once joined, we believe, service to our employees, clients and consultants will benefit greatly, while further capitalizing on the expanding global clinical research market. Our business strategy and corporate culture align precisely, thus making the union with ClinForce a positive and exciting opportunity," said David Hnatek and Robert Adzich, co-founders and Managing Directors of Assent Consulting.

Fairmount Partners, an investment banking firm specializing in the pharmaceutical services industry, advised the owners of Assent Consulting in the transaction. Adjusted EBITDA, a non-GAAP financial measure, is defined as earnings before interest, income taxes, depreciation and amortization as adjusted for certain non-recurring expense items.

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a national client base of over 4,000 hospitals, pharmaceutical companies and other healthcare providers. Copies of this and other news releases as well as additional information about Cross Country can be obtained online at www.crosscountryhealthcare.com. Shareholders and prospective investors can also register at the corporate website to automatically receive the Company's press releases by e-mail.

(more)

This press release contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "suggests" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term apartment leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, including from time to time entering into Letters of Intent which may or may not result in the completion of an acquisition, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, our ability to successfully defend the Company, its subsidiaries, and its officers and directors on the merits of any lawsuit or determine its potential liability, if any, and other factors set forth under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2006 as well as in our Quarterly Report on Form 10-Q for the period ended March 31, 2007.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877.686.9779
Email: hgoldman@crosscountry.com